Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 3Q21 RESULTS

Significant rebound in traffic across countries of operations and tight cost controls, supported strong QoQ and YoY Adjusted EBITDA growth

Luxembourg, November 17, 2021— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three and nine-month periods ended September 30, 2021. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 26.

Third Quarter 2021 Highlights

▪	Consolidated Revenues of $186.9 million, an increase of 91.5% YoY, or 55.2% below pre-pandemic levels of 3Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 85.6% YoY, to $184.5 million, mainly reflecting increases of $51.7 million in Aeronautical revenues and $39.8 million in Commercial revenues, partially offset by a $6.7 million decline in construction service revenue. When compared to 3Q19, revenues ex-IAS 29 were 57.9% below 3Q19.

▪	Key operating metrics improved YoY benefitting from easier comparisons against 3Q20, but were still below the levels reported in the same period of 2019:

▪	Passenger traffic increased 3.1x to 10.5 million YoY, reaching 46.1% of 3Q19 levels

▪	Cargo volume increased 52.9% YoY to 80.8 thousand tons, improving to 81.3% of 3Q19 levels

▪	Aircraft movements reached 140.9 thousand, a 134.6% YoY increase, reaching 62.4% of 3Q19 levels

▪	Operating Income of $2.8 million versus a loss of $123.0 million reported in 3Q20, mainly reflecting YoY easier comparisons and a $58.8 million impairment loss in relation with Brazilian assets, recorded last year.

▪	Adjusted EBITDA on an “As Reported” basis was $38.9 million, versus a loss of $77.3 million in the year ago period, and declined 61.1% when compared to 3Q19, and improved sequentially from $7.7 million in 2Q21.

▪	Ex-IAS 29, Adjusted EBITDA totaled $38.2 million, compared with a loss of $77.8 million in 3Q20 and Adjusted EBITDA of $102.1 million in 3Q19, and improved sequentially from $7.1 million in 2Q21.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted, “The initiatives we have been executing since the beginning of the pandemic allowed us to continue delivering a significantly better business and financial performance despite challenging market conditions, while driving value creation.

Traffic continued to recover reaching 10.5 million passengers in 3Q21, a 90% sequential improvement against 2Q21 and 46% of the nearly 23 million passengers that traveled through our airports, in 3Q19. Armenia, Brazil, Ecuador and Italy were the key drivers on the recovery, while Argentina and Uruguay remained heavily impacted by tight government restrictions on international traffic. On a positive note, borders in these two countries fully opened starting November 1st, 2021, on the back of the advanced rollout of the vaccination campaigns, better sanitary conditions and warmer weather as we approach the summer season in LatAm. Cargo activity, in turn, remained strong reaching 82% of pre-pandemic levels.

These positive trends flowed through our financial results, with revenues ex-IFRIC more than doubling year-on-year to nearly $170 million, reaching 55% of 3Q19 levels. The successful cost reduction measures implemented since day one of the pandemic, some of which will have a more permanent character, together with a strict focus on cash preservation, contributed to higher profitability. Comparable Adjusted EBITDA increased to $38 million, a $57 million improvement from the loss reported in 3Q20. Importantly, we achieved positive Adjusted EBITDA across all countries of operations, except Peru.

Over the past two months we have made significant strides in strengthening the Company’s liquidity position and debt profile. Between September and November, in Argentina and Uruguay, we refinanced and exchanged a combined $425 million dollars in existing debt. We have also raised a total of $179 million in new long-term financings between these two countries and maintained financial discipline. The 20-year extension obtained for our Carrasco International airport concession in Uruguay, which also added six regional airports to our network, was an important milestone for us. This extension not only reinforces our leadership position in Uruguay, but it also creates value and supports our long-term growth.

Looking ahead, we expect travel dynamics to continue improving as we head into the summer season in LatAm, supported by lower traffic restrictions and pent-up demand. Airlines have also announced an increase in flights and destinations to serve higher expected tourism activity. We remain vigilant of new virus strains as the situation remains fluid and the recovery is still non-linear. Longer-term, we expect to see sustained traffic growth as the desire to travel remains unchanged.

Finally, we will also endeavor and contribute, through our own initiatives and together with our airline customers, to make air traffic more sustainable.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	3Q21 as reported		3Q20 as reported		% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	10.5		2.6		309.9%		10.5	2.6	309.9%
Revenue	186.9		97.6		91.5%	2.4	184.5	99.4	85.6%
Aeronautical Revenues	75.4		23.8		216.8%	0.2	75.2	23.6	219.2%
Non-Aeronautical Revenues	111.5		73.8		51.1%	2.2	109.3	75.8	44.1%
Revenue excluding construction service	168.6		75.8		122.5%	1.3	167.4	75.6	121.4%
Operating Income / (Loss)	2.8		-123.0		-102.3%	-11.9	14.7	-104.1	-114.1%
Operating Margin	1.5%		-126.1%		12759 bps	-	8.0%	-104.7%	11266 bps
Net (Loss) / Income Attributable to Owners of the Parent	-15.0		-143.3		-89.5%	9.6	-24.7	-145.3	-83.0%
EPS (US$)	-0.09		-0.90		-89.5%	0.06	-0.15	-0.9	-83.1%
Adjusted EBITDA	38.9		-77.3		-150.3%	0.7	38.2	-77.8	-149.1%
Adjusted EBITDA Margin	20.8%		-79.2%		10004 bps	-	20.7%	-78.2%	9894 bps
Adjusted EBITDA Margin excluding Construction Service	23.0%		-102.9%		12591 bps	-	22.7%	-103.8%	12655 bps
Net Debt to LTM Adjusted EBITDA	10.96	x	31.51	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	10.24	x	7.35	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	LTM Adjusted EBITDA excluding impairments of intangible assets

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	9M21 as reported		9M20 as reported		% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	22.4		20.1		11.6%		22.4	20.1	11.6%
Revenue	474.0		475.8		-0.4%	14.9	459.1	489.5	-6.2%
Aeronautical Revenues	167.0		183.4		-8.9%	3.6	163.4	188.1	-13.1%
Non-Aeronautical Revenues	307.0		292.4		5.0%	11.3	295.6	301.4	-1.9%
Revenue excluding construction service	412.7		379.0		8.9%	13.5	399.1	387.1	3.1%
Operating Income / (Loss)	-52.3		-168.6		-69.0%	-32.7	-19.6	-107.3	-81.8%
Operating Margin	-11.0%		-35.4%		2440 bps	-	-4.3%	-21.9%	1765 bps
Net (Loss) / Income Attributable to Owners of the Parent	-94.6		-213.8		-55.7%	-24.2	-70.4	-209.7	-66.4%
EPS (US$)	-0.59		-1.34		-55.9%	-0.15	-0.44	-1.31	-66.5%
Adjusted EBITDA	54.7		-31.4		-274.3%	3.6	51.1	-31.1	-264.5%
Adjusted EBITDA Margin	11.5%		-6.6%		1812 bps	-	11.1%	-6.3%	1747 bps
Adjusted EBITDA Margin excluding Construction Service	13.0%		-8.7%		2164 bps	-	12.5%	-8.4%	2094 bps
Net Debt to LTM Adjusted EBITDA	10.96	x	31.51	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	10.24	x	7.35	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1) Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2) Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3) LTM Adjusted EBITDA excluding impairments of intangible assets

Update on Action Plan to Mitigate Impact of Covid-19

Governmental Flight Restrictions

The Covid-19 pandemic has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. Since March 2020, governments around the world have implemented measures to contain the spread, including the closing of borders and prohibition of travel, domestic lockdowns, mobility restrictions and quarantine measures. The overall situation remains volatile, as governments worldwide adjust travel bans or implement requirements to enter or leave their countries, including quarantines or negative Covid-19 PCR tests, based on the evolution of the sanitary situation.

•	In Argentina, borders remained closed to foreigners through October 31, 2021, and government restrictions included a basket for international arriving passengers, which was limited to 1,700 a day, for most part of the third quarter and was extended to 2,300 passengers in October. Effective November 1, 2021, borders are open to all foreigners, regardless of their origin country. Travelers who present a complete vaccination schedule and a negative PCR test within 72 hours prior to boarding will no longer have to undergo an antigen test upon entering the Argentine territory, nor will they have to remain in quarantine. Bans on domestic travel were lifted by the end of October 2020.

•	In Italy, certain restrictions apply for travelers coming from, or that visited or transited certain group of countries. Travelers arriving from what the Italian government defined as List D countries are required to fill in a passenger locator form as well as a vaccination certificate and are also required to undergo testing within 72 hours, before reaching Italy. In the case of travelers reaching Italy from Northern Ireland and the UK (both categorized under List D), are required to present a negative COVID-19 test result taken within 48 hours before arrival. All those who fail to meet any of these requirements must follow quarantine rules and need to stay self-isolated for five days.

•	In Brazil, the government has lifted the restrictions for international passengers coming from, or that transited through, UK, South Africa and India in 14 days prior to entering Brazil, and those travelers are now permitted to visit the country. Consequently, there are currently no restrictions on entry, however, all arriving passengers are still required to present a negative antigen test within 24 hours prior to boarding, or a negative PCR test within 72 hours prior to boarding.

•	In Uruguay, borders are fully open effective November 1, 2021, for all travelers, regardless of their origin country, who present a complete vaccination schedule and a negative PCR test within at least 72 hours prior to boarding.

•	In Armenia, there are no restrictions on air travel although some requirements apply upon entry including a negative PCR test upon arrival or a Covid-19 full vaccination certificate.

•	In Ecuador, there are no restrictions to domestic or international travel. International passengers, however, are required to present a negative PCR test within 72 hours prior to boarding, or a Covid-19 full vaccination certificate.

Impact of Covid-19 on CAAP’s Passenger Traffic and Cargo Activity

The Company’s operations have been severely impacted by the prolonged travel restrictions in most countries of operations, as well as flight bans in many other countries worldwide. Compared to the 2019 pre-pandemic corresponding months, total passenger traffic showed a monthly sequential improvement within the quarter, declining 60.4% in July 2021, 52.8% in August, and 47.7% in September. During 3Q21, commercial flights were operated across all CAAP’s countries of operations, although still restricted by government bans to locals and foreigners in some countries, and certain requirements applied. Cargo activity declined 18.7% versus 3Q19.

Implementation of Mitigation Initiatives Focused on Preserving Financial Position

Since the onset of the pandemic, CAAP has consistently made progress on the implementation of its action plan to mitigate the impact of the crisis, including:

Cost controls and cash preservation measures: The Company achieved a 43% reduction in cash operating costs and expenses in the quarter against 3Q19, compared with YoY reductions of 34%, 43%, 46% and 48% in 2Q21, 1Q21, 4Q20 and 3Q20, respectively. Note this excludes concession fees and construction costs. While CAAP expects to benefit from these reductions in the coming quarters, it also expects to see some increases in payroll and maintenance and other operating costs as traffic recovers.

Financial position and liquidity: As cash preservation is a critical focus, since the beginning of the pandemic the Company has renegotiated a significant portion of its debt maturing in 2020 and 2021 in key markets, renegotiated debt covenants, and secured additional debt financing.

In April 2021, Puerta del Sur, CAAP’s Uruguayan subsidiary, obtained a $10.0 million facility from a local commercial bank, and in May 2021, the Company’s Argentine subsidiary, AA2000, renegotiated a total of $40.0 million in principal payments under a syndicated bank loan, maturing in May, August and November 2021 for an amount of $13.3 million each, deferring those payments to May, August and November 2022. In addition, in July 2021, AA2000 renegotiated $10.0 million in principal payments under a bilateral bank loan originally due in July 2021, now maturing under a new schedule in July, October and December 2022.

More recently, two of CAAP’s subsidiaries completed the following transactions:

o	In Argentina, the Company completed an exchange offer and issued $208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Notes, resulting in a reduction of $37.9 million and $31.0 million, of principal and interest payments due in one year or less, and between one and two years, respectively. Additionally, on November 4, 2021, the Company raised $126.0 million of new money in two tranches: i) $64.0 million in additional Series 2021 Notes, which are fungible with the bonds issued pursuant to the exchange offer, and ii) $62.0 million in new 9.5% Senior Secured Notes due 2028. The latter have a 3-year grace period, quarterly amortization starting February 2025, and a final payment in November 2028,

o	In Uruguay, the Company issued $246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of $52.9 million in a private transaction under the same terms as the New Notes. The exchange offer resulted in a reduction of $3.0 million and $18.7 million, of principal and interest payments due in one year or less, and between one and two years, respectively.

Re-equilibrium of the concession agreements:

•	In Brazil, in December 2020, the Company obtained $36.6 million in economic compensation in connection with the impact of Covid-19 at the Brasilia and Natal concessions during 2020. The Company expects to receive compensation for 2021 by the end of the year and is monitoring the market to define its strategy in connection with 2022 and beyond.

•	In Ecuador, in July 2021 the Company and the authorities agreed on a mechanism to compensate for the impact of Covid-19 for the year 2020 which, among other things, included a 2-year extension for the Guayaquil concession and a reduction in the concession fee. The agreement also introduced the mechanism that will be used to compensate the impact of the pandemic in 2021 and beyond, which will be revised annually.

•	In Uruguay, CAAP has recently signed an agreement with the Government, to amend the existing concession agreement. For further information, please refer to the Subsequent Events section on page 26.

•	In Armenia, CAAP is in ongoing discussions with the authorities to rebalance the economic equilibrium of the concession. Conversations include, among other things, the execution of a Capex plan and the mechanism to reach the aforementioned economic equilibrium, in light of the 20% IRR set forth in the concession agreement.

•	In Italy, funds totaling Eur. 10 million were approved by the European Commission in March 2021, to compensate for the Covid-19 impact in 2020, which were received during August 2021. Moreover, the Italian Budget Law, that became effective on January 1, 2021, contains provisions to allocate a Eur. 800 million fund in support of the airport sector in the country. CAAP’s subsidiary, Toscana Aeroporti, expects to benefit from these provisions.

3Q21 Operating Performance

Passenger Traffic

Total passenger traffic increased 3.1x YoY to 10.5 million passengers, reflecting easier comparisons as travel restrictions were much tougher in the corresponding year ago period. When compared to 3Q19, total passenger traffic decreased 53.9%, with Brazil and Armenia reaching 74% and 85% of pre-pandemic traffic levels. Traffic in Argentina and Uruguay stood at 28% and 25% of 3Q19 levels, respectively, reflecting prolonged government-imposed travel restrictions together with lower overall demand. International traffic grew by 2.7x YoY, and decreased 65.2% from pre-pandemic levels of 3Q19, while domestic traffic expanded 3.9x YoY, and declined 50.0% versus 3Q19. Sequentially, passenger traffic almost doubled when compared to 2Q21, with improvements across all countries of operations and particularly strong contributions from Argentina, Brazil and Italy, the latter being benefited from the summer seasons. On a monthly basis, traffic in July, August and September of 2021, accounted for 40%, 47% and 52%, of traffic for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 38.1x YoY, and was 72.1% below 3Q19 levels. International passenger traffic increased 4.2x YoY in 3Q21 and decreased 91.5% versus 3Q19, impacted by prolonged government restrictions, including the continued closure of borders to non-resident foreigners, limiting the number of international arriving passengers to 1,700 per day, for most part of the reported period. Domestic passenger traffic, which accounted for almost 90% of total traffic in the quarter, increased 120.8x YoY, as domestic travel continued to recover, but was 63.5% below 3Q19 levels.

In Italy, passenger traffic increased 85.6% YoY, and improved 3.1x sequentially versus 2Q21, mainly benefiting from the summer season in the region. As compared to 3Q19, traffic declined 49.8%, reflecting prolonged air travel restrictions in the country. Domestic and international traffic increased by 64.6% and 96.8% YoY, respectively. However, domestic and international traffic were 14.4% and 57.7% below 3Q19 levels.

In Brazil, total passenger traffic grew 1.4x YoY, and was 26.1% below pre-pandemic levels of 3Q19. Domestic passenger traffic, which accounted for 64% of total traffic in the quarter, was up 1.4x YoY, and down 24.0% when compared to 3Q19, while transit passengers accounted for 36% of total traffic and was also up 1.4x YoY and dropped 24.0% against 3Q19.

In Uruguay, passenger traffic increased 4.5x YoY, or was 74.7% below 3Q19. Traffic in the quarter continued to be impacted by the prolonged closure of borders to non-resident foreigners and weak travel demand. Borders were only partially opened to property-owners, effective September 1, 2021.

In Armenia, traffic has been increasing sequentially since the elimination of restrictions on air travel in September 2020 and the opening of Russian borders to foreigners, although some requirements apply upon entry. Total traffic improved 8.8x YoY, or declined 15.5% when compared to the same period of 2019.

In Ecuador, total passenger traffic grew 4.1x YoY, and was 32.8% below 3Q19 levels. Both, domestic and international passenger traffic continued to improve sequentially since the third quarter of 2020.

Cargo Volume

Cargo volume increased 52.9% YoY in 3Q21, and was 18.7% below pre-pandemic levels of 3Q19, with strong contributions from Argentina, Brazil, Uruguay and Ecuador. Notably, cargo volume in Uruguay and Italy was above the third quarter of 2019 levels.

Aircraft Movements

Total aircraft movements increased 1.3x YoY in 3Q21, and declined 37.6% when compared to 3Q19, impacted by travel restrictions and lower travel demand across all segments particularly in Argentina, which accounted for almost 70% of the aircraft movements reduction, when compared to 2019.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 29 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	3Q21	3Q20	3Q19	% Var. ('21 vs '20)	% Var. ('21 vs '19)
Domestic Passengers (in millions)	6,382	1,293	12,758	393.4%	-50.0%
International Passengers (in millions)	2,728	736	7,843	270.7%	-65.2%
Transit Passengers (in millions)	1,351	523	2,072	158.4%	-34.8%
Total Passengers (in millions)	10,461	2,552	22,674	309.9%	-53.9%
Cargo Volume (in thousands of tons)	80.8	52.9	99.4	52.9%	-18.7%
Total Aircraft Movements (in thousands)	140.9	60.1	225.7	134.6%	-37.6%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	3Q21	3Q20	% Var.	3Q21	3Q20	% Var.	3Q21	3Q20	% Var.
	(thousands)			(tons)
Argentina(1)	3,224	82	3813.0%	43,517	31,011	40.3%	57,468	18,014	219.0%
Italy	1,330	717	85.6%	3,841	3,196	20.2%	17,287	11,700	47.8%
Brazil (2)	3,468	1,437	141.4%	15,000	5,736	161.5%	32,825	17,777	84.6%
Uruguay (3)	132	24	447.4%	6,947	5,871	18.3%	4,866	1,760	176.5%
Ecuador (4)	774	152	410.3%	6,588	2,137	208.3%	15,892	7,500	111.9%
Armenia	933	95	879.9%	4,115	4,753	-13.4%	7,692	1,600	380.8%
Peru (5)	599	45	1223.2%	820	178	360.6%	4,885	1,703	186.8%
TOTAL	10,461	2,552	309.9%	80,828	52,880	52.9%	140,915	60,054	134.6%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	3Q21	3Q19	% Var.	3Q21	3Q19	% Var.	3Q21	3Q19	% Var.
	(thousands)			(tons)
Argentina(1)	3,224	11,539	-72.1%	43,517	53,535	-18.7%	57,468	116,137	-50.5%
Italy	1,330	2,653	-49.8%	3,841	3,058	25.6%	17,287	24,918	-30.6%
Brazil (2)	3,468	4,693	-26.1%	15,000	20,982	-28.5%	32,825	40,914	-19.8%
Uruguay (3)	132	523	-74.7%	6,947	6,820	1.9%	4,866	6,274	-22.4%
Ecuador (4)	774	1,152	-32.8%	6,588	8,210	-19.8%	15,892	20,018	-20.6%
Armenia	933	1,104	-15.5%	4,115	5,403	-23.8%	7,692	9,049	-15.0%
Peru (5)	599	1,011	-40.7%	820	1,409	-41.8%	4,885	8,402	-41.9%
TOTAL	10,461	22,674	-53.9%	80,828	99,417	-18.7%	140,915	225,712	-37.6%

1)	See Note 1 in Table " Operating & Financial Highlights”

2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

5)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 24.

Revenues

Consolidated Revenues increased 91.5% YoY to $186.9 million in 3Q21. When excluding Construction Services and the impact of IAS 29, revenues increased 121.4% YoY to $167.4 million, or declined 47.8% when compared to 3Q19, reflecting the impacts of the pandemic and currency depreciation over the share of local currency revenues in Argentina, Brazil and Uruguay. Compared to 2Q21, revenues ex IFRIC 12 improved sequentially in all countries of operations, reflecting higher passenger traffic in response to lower travel restrictions, coupled with a positive seasonal impact in some markets, such as in Italy.

The following table shows revenue performance by country. More detail on the performance of CAAP´s key countries of operations can be found on page 17.

Revenues by Segment (in US$ million)

Country	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Argentina	76.9	53.4	44.1%	2.4	74.6	55.2	35.0%
Italy	23.0	15.8	44.9%	-	23.0	15.8	44.9%
Brazil	16.4	8.9	83.7%	-	16.4	8.9	83.7%
Uruguay	13.5	8.3	62.2%	-	13.5	8.3	62.2%
Armenia	38.3	5.2	641.1%	-	38.3	5.2	641.1%
Ecuador (1)	18.7	5.9	214.6%	-	18.7	5.9	214.6%
Unallocated	0.09	0.0	3080.8%	-	0.1	0.0	3080.8%
Total consolidated revenue (2)	186.9	97.6	91.5%	2.4	184.5	99.4	85.6%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increase 88.5% YoY in Argentina, 44.7% in Italy, 83.7% in Brazil, 93.5% in Uruguay, 579.4% in Armenia and 222.2% in Ecuador.

Revenue Breakdown (in US$ million)

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	75.4	23.8	216.8%	0.2	75.2	23.6	219.2%
Non-aeronautical Revenue	111.5	73.8	51.1%	2.2	109.3	75.8	44.1%
Commercial revenue	92.4	51.5	79.4%	1.1	91.3	51.5	77.2%
Construction service revenue (1)	18.2	21.8	-16.3%	1.1	17.1	23.8	-28.1%
Other revenue	0.8	0.5	72.8%		0.8	0.5	72.8%
Total Consolidated Revenue	186.9	97.6	91.5%	2.4	184.5	99.4	85.6%
Total Revenue excluding Construction Service revenue (2)	168.6	75.8	122.5%	1.3	167.4	75.6	121.4%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	3Q21 as reported	3Q19 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	75.4	184.8	-59.2%	0.2	75.2	192.4	-60.9%
Non-aeronautical Revenue	111.5	232.3	-52.0%	2.2	109.3	245.7	-55.5%
Commercial revenue	92.4	123.3	-25.0%	1.1	91.3	127.7	-28.5%
Construction service revenue (1)	18.2	108.2	-83.2%	1.1	17.1	117.3	-85.4%
Other revenue	0.8	0.7	17.0%		0.8	0.7	17.0%
Total Consolidated Revenue	186.9	417.1	-55.2%	2.4	184.5	438.0	-57.9%
Total Revenue excluding Construction Service revenue (2)	168.6	308.8	-45.4%	1.3	167.4	320.8	-47.8%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 40.3% of total revenues and increased 2.2x YoY. When compared to 3Q19 aeronautical revenues declined 60.9% to $75.2 million had IAS 29 not been applied, reflecting the continued impact of the pandemic in traffic volumes, despite the gradual relaxation of travel restrictions, in some markets. During the quarter and excluding IAS 29, aeronautical revenue declined 82.6%, or $82.2 million, in Argentina, 44.2%, or $12.8 million, in Italy, and 71.7%, or $10.3 million, in Uruguay, compared to the same quarter of 2019. Moreover, Brazil declined 48.9%, or $6.7 million, while Ecuador declined 24.1%, or $4.4 million. By contrast, also excluding IAS 29 and compared to 2Q21 aeronautical revenues increased 65.7%, reflecting sequential improvements in all countries, particularly in Italy, where passenger traffic improved 3.1x versus 2Q21.

Non-Aeronautical Revenues accounted for 59.7% of total revenues and increased 51.1% YoY, to $111.5 million. When compared to 3Q19 and excluding the impact of IAS 29, non-aeronautical revenues declined 55.5% to $109.3 million, mainly driven by the following decreases:

•	28.5%, or $36.4 million, in Commercial Revenues, to $91.3 million, with declines of $14.4 million in Argentina, $7.1 million in Italy, $5.3 million in Brazil, and $4.8 million in Armenia, all heavily impacted by the significant reduction in overall passenger traffic. The revenue decline was mostly related to reductions in Duty free, Fueling services, Parking facilities and F&B services, partially offset by a slight increase in Cargo revenues; and

•	85.4%, or $100.2 million, in Construction Service Revenue, to $17.1 million, mainly reflecting lower capex in Argentina.

Excluding Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues declined 28.2% against 3Q19, to $92.2 million.

Operating Costs and Expenses

During 3Q21, Operating Costs and Expenses, excluding Construction Service Cost, decreased 16.6% YoY to $167.4 million. When compared to 3Q19, Operating Costs and Expenses, excluding Construction Service Cost and IAS 29, declined 38.0% to $154.2 million. The decline is mainly explained by reductions in SG&A expenses, Concession Fees, Salaries and Social Contributions, reflecting a workforce reduction, employee benefits and furlough schemes across most operations, together with lower Maintenance expenses resulting from the reduction in services and renegotiation with suppliers. Currency depreciation in Argentina, Brazil and Uruguay also benefited costs.

Cost of Services increased 10.7% YoY, to $157.7 million. When compared to 3Q19 and excluding IAS29, Cost of Services declined 53.0%, to $143.7 million, mainly reflecting the following declines:

▪	85.5%, or $100.0 million, in Construction Service Cost, reflecting lower capex,

▪	46.3%, or $20.0 million, in Concession Fees, in line with lower revenues,

▪	28.2%, or $13.4 million, in Salaries and Social Security Contributions, driven by a reduction in salaries, a furlough scheme and/or a reduction in workforce across the board, coupled with local currency depreciation in main markets,

▪	38.8%, or $12.5 million, in Maintenance Expenses, mainly driven by the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with FX depreciation against the US dollar,

▪	26.7%, or $4.5 million decline in Services and Fees, mainly reflecting attributed to the suspension of certain services and renegotiation of scope and fees with suppliers, coupled with local currency depreciation in Argentina and Brazil, and

▪	32.4%, or $4.5 million, in Cost of Fuel, driven by a decline in volume and prices of fuel sold to airlines in Armenia, in line with the decrease in flights.

Excluding Construction Service cost, Cost of Services increased 15.0% YoY, to $139.7 million. On a comparable basis against 3Q19 and excluding the impact of IAS29, Cost of Services declined 32.7%, or $61.7 million, to $126.7 million.

Selling, General and Administrative Expenses (“SG&A”) increased 40.3% YoY, to $23.0 million in 3Q21 on an ‘As reported’ basis. When compared to 3Q19 and excluding the impact of IAS 29, SG&A declined 61.6%, to $22.8 million, mainly as a result of a $23.1 million bad debt charge recorded in 3Q19, in connection with over-an-year accumulated past due commercial revenues and aircraft fees from a local airline, in Argentina.

Other Operating Expenses were $4.7 million in 3Q21, the majority of which is related to fees paid in connection with the extension of AA2000’s concession.

Costs and Expenses (in US$ million)

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Cost of Services	157.7	142.5	10.7%	14.1	143.7	126.2	13.8%
Salaries and social security contributions	34.2	28.2	21.5%	0.1	34.1	28.2	20.8%
Concession fees	23.4	12.6	84.7%	0.1	23.3	12.6	84.2%
Construction service cost	18.1	21.1	-14.1%	1.1	17.0	23.1	-26.5%
Maintenance expenses	19.8	23.5	-15.5%	0.1	19.7	23.6	-16.4%
Amortization and depreciation	35.2	43.0	-18.2%	12.5	22.6	24.5	-7.8%
Other	27.1	14.2	91.3%	0.1	27.0	14.2	90.6%
Cost of Services Excluding Construction Service cost	139.7	121.4	15.0%	12.9	126.7	103.2	22.8%
Selling, general and administrative expenses	23.0	16.4	40.3%	0.2	22.8	16.1	41.3%
Other expenses	4.7	62.9	-92.5%	0.1	4.6	62.2	-92.5%
Total Costs and Expenses	185.5	221.8	-16.4%	14.3	171.1	204.6	-16.4%
Total Costs and Expenses Excluding Construction Service cost	167.4	200.7	-16.6%	13.2	154.2	181.5	-15.1%

Costs and Expenses (in US$ million)

	3Q21 as reported	3Q19 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	157.7	302.8	-47.9%	14.1	143.7	305.4	-53.0%
Salaries and social security contributions	34.2	45.8	-25.3%	0.1	34.1	47.5	-28.2%
Concession fees	23.4	41.4	-43.6%	0.1	23.3	43.3	-46.3%
Construction service cost	18.1	108.0	-83.3%	1.1	17.0	117.0	-85.5%
Maintenance expenses	19.8	29.8	-33.5%	0.1	19.7	32.2	-38.8%
Amortization and depreciation	35.2	36.1	-2.6%	12.5	22.6	23.7	-4.5%
Other	27.1	41.6	-34.9%	0.1	27.0	41.8	-35.4%
Cost of Services Excluding Construction Service cost	139.7	194.8	-28.3%	12.9	126.7	188.4	-32.7%
Selling, general and administrative expenses	23.0	55.6	-58.6%	0.2	22.8	59.4	-61.6%
Other expenses	4.7	0.8	488.0%	0.1	4.6	0.7	563.7%
Total Costs and Expenses	185.5	359.1	-48.3%	14.3	171.1	365.5	-53.2%
Total Costs and Expenses Excluding Construction Service cost	167.4	251.2	-33.4%	13.2	154.2	248.5	-38.0%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 3Q21, CAAP reported Adjusted EBITDA of $38.9 million, up from an Adjusted EBITDA loss of $77.3 million in the year-ago period which included a $58.8 million impairment loss in connection with Brazilian assets. All countries of operations, except Peru, reported positive Adjusted EBITDA in the quarter, with strong contributions from Armenia, Argentina and, to a lesser extent, Ecuador and Uruguay. Adjusted EBITDA margin ex-IFRIC12, expanded to 23.0% from negative 102.9% in 3Q20.

Excluding the impact from IAS 29, Adjusted EBITDA was $38.2 million, up from an Adjusted EBITDA loss of $77.8 million in the year ago period, which included the aforementioned $58.8 million impairment charges, while Adjusted EBITDA margin excluding construction service expanded to 22.7%, from negative 103.8% in 3Q20, but contracted 9.0 percentage points from the 31.7% margin reported in 3Q19.

Adjusted EBITDA by Segment (in US$ million)

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Argentina	11.4	-9.2	-223.1%	0.7	10.6	-9.7	-209.9%
Italy	0.4	-2.1	-120.1%	-	0.4	-2.1	-120.1%
Brazil	2.2	-27.0	-108.0%	-	2.2	-27.0	-108.0%
Uruguay	4.0	0.1	4164.2%	-	4.0	0.1	4164.2%
Armenia	17.6	-0.6	-3103.3%	-	17.6	-0.6	-3103.3%
Ecuador	5.4	-1.0	-645.8%	-	5.4	-1.0	-645.8%
Unallocated	-0.9	-37.1	-97.7%	-	-0.9	-37.1	-97.7%
Perú	-1.1	-0.3	-249.0%	-	-1.1	-0.3	-249.0%
Total segment EBITDA	38.9	-77.3	-150.3%	0.7	38.2	-77.8	-149.1%

	3Q21 as reported	3Q19 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Argentina	11.4	43.6	-73.9%	0.7	10.6	45.8	-76.8%
Italy	0.4	15.1	-97.1%	-	0.4	15.1	-97.1%
Brazil	2.2	4.4	-50.9%	-	2.2	4.4	-50.9%
Uruguay	4.0	13.5	-70.4%	-	4.0	13.5	-70.4%
Armenia	17.6	18.2	-3.3%	-	17.6	18.2	-3.3%
Ecuador	5.4	6.7	-19.9%	-	5.4	6.7	-19.9%
Unallocated	-0.9	-1.5	-42.6%	-	-0.9	-1.5	-42.6%
Perú	-1.1	-0.2	-468.9%	-	-1.1	-0.2	468.9%
Total segment EBITDA	38.9	99.9	-61.1%	0.7	38.2	102.1	-62.6%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-33.9	-211.0	-83.9%	9.6	-43.5	-213.0	-79.6%
Financial Income	-5.6	-9.4	-40.7%	-0.1	-5.5	-10.7	-48.7%
Financial Loss	42.9	49.6	-13.5%	-39.0	81.9	93.8	-12.7%
Inflation adjustment	-6.1	11.5	-153.3%	-6.1	0.0	0.2	-111.1%
Income Tax Expense	4.3	36.5	-88.1%	23.6	-19.3	25.9	-174.3%
Amortization and Depreciation	37.3	45.5	-18.1%	12.6	24.7	26.7	-7.7%
Adjusted EBITDA	38.9	-77.3	-150.3%	0.7	38.2	-77.8	-149.1%
Adjusted EBITDA Margin	20.8%	-79.2%	104 pp	-	20.7%	-78.2%	98.9 pp
Adjusted EBITDA Margin excluding Construction Service	23.0%	-102.9%	126 pp	-	22.7%	-103.8%	126.5 pp

Financial Income and Loss

CAAP reported a Net financial loss of $31.2 million in 3Q21 compared to a loss of $51.7 million in 3Q20. Had IAS 29 not been applied, and compared to 3Q19, Net financial loss decreased $77.4 million, to a $76.4 million loss, mainly reflecting a lower net foreign exchange loss in Argentina in connection with its financial debt, partially offset by higher losses from Changes in Liability for Concessions in Brazil, as a result of an increase of the inflation index.

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Financial Income	5.6	9.4	-40.7%	0.1	5.5	10.7	-48.7%
Interest income	3.9	5.2	-26.1%	-	3.8	5.2	-27.5%
Foreign exchange income	0.1	3.2	-96.7%	-	0.1	1.1	-90.7%
Other	1.6	1.0	65.9%	-	1.6	1.0	65.5%
Inflation adjustment	6.1	-11.5	-153.3%	6.1	0.0	-0.2	-111.1%
Inflation adjustment	6.1	-11.5	-153.3%	6.1	0.0	-0.2	-111.1%
Financial Loss	-42.9	-49.6	-13.5%	39.0	-81.9	-93.8	-12.7%
Interest Expenses	-31.6	-27.1	16.3%	-0.2	-31.4	-27.2	15.3%
Foreign exchange transaction expenses	23.4	-2.3	-1123.6%	39.1	-15.7	-43.0	-63.5%
Changes in liability for concessions	-32.8	-17.6	86.2%	-	-32.8	-17.6	86.2%
Other expenses	-2.0	-2.6	-21.9%	-	-2.0	-2.6	-21.6%
Financial Loss, Net	-31.2	-51.7	-39.6%	45.1	-76.4	-83.3	-8.3%

See “Use of Non-IFRS Financial Measures” on page 27.

Income Tax Expense

During 3Q21, the Company reported an income tax expense of $4.3 million, compared to income tax expense of $36.5 million in the year ago period. Income tax expense in the quarter was mainly driven by deferred tax charges in the Brasilia concession and current tax charges in Armenia.

Net Income and Net Income Attributable to Owners of the Parent

During 3Q21, CAAP reported a Net Loss of $33.9 million compared to a Net Loss of $211.0 million in 3Q20, mainly explained by (i) operating income of $2.8 million in 3Q21 against a loss of $123.0 million in 3Q20, which included a $58.8 million non-cash impairment loss in Brazil, (ii) lower income tax expenses, and (iii) lower net financial losses. Net loss was 4.4% higher compared to 3Q19, largely explained by the impact of the pandemic on operating results, combined with higher income tax expenses, partially offset by lower net financial losses.

During 3Q21, the Company reported a Net Loss Attributed to Owners of the Parent of $15.0 million and a loss per common share of $0.09, compared with a Net Loss Attributable to Owners of the Parent of $143.3 million in 3Q20 equivalent to a loss per common share of $0.90 for the same period last year. In 3Q19, the Company reported Net Loss Attributed to Owners of the Parent of $24.6 million and a loss per common share of $0.15.

Consolidated Financial Position

As of September 30, 2021, cash and cash equivalents amounted to $218.1 million, increasing 3.7%, or $7.8 million, from the $210.3 million reported as of June 30, 2021, and declining 2.4%, or $62.9 million, from the $281.0 million reported as of December 31, 2020. Total liquidity position at September 30, 2021, which included cash and cash equivalents as well as other financial assets, was $296.9 million, up $10.0 million from $286.9 million at June 30, 2021.

Total Debt at the close of the quarter declined 2.6%, or $35.0 million, to $1,309.8 million, from $1,344.8 million as of December 31, 2020. An amount of $772.8 million, or 59.0% of total debt is denominated in U.S. dollars, while $271.4 million, or 20.7%, is denominated in Euros, $226.6 million, or 17.3%, is in Brazilian Reals, $38.6 million, or 2.9%, is in Argentine Pesos, and $0.4 million is denominated in Armenian Drams.

The Net Debt to LTM Adjusted EBITDA ratio stood at 10.24x as of September 2021, down from 14.0x as of December 2020, reflecting the recovery in LTM Adjusted EBITDA, as Total Net Debt remained largely stable. As of September 30, 2021, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Sep 30, 2021		As of Dec 31, 2020
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	13.15	x	98.95	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	10.96	x	78.28	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	10.24	x	14.02	x
Total Debt	1,309.8		1,344.8
Short-Term Debt	289.2		216.4
Long-Term Debt	1,020.6		1,128.4
Cash & Cash Equivalents	218.1		281.0
Total Net Debt[3]	1,091.8		1,063.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of September 30, 2021 was $99.6 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of September 30, 2021 was $106.7 million.

Total Debt by Segment (in US$ million)
	As of Sep 30, 2021	As of Dec 31, 2020
Argentina	512.2	530.8
Italy (1)	238.1	256.7
Brazil (2)	229.7	241.8
Uruguay	240.7	222.4
Armenia	64.6	64.8
Ecuador	24.5	28.2
Total	1,309.8	1,344.8

1 Of which approximately $169.0 million remain at Toscana Aeroporti level.

2 Of which approximately $214.2 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	373.0	282.5	600.7	402.3	1,658.5

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of September 30, 2021:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	147.4	104.6	183.1	30.5	465.6
	Interest	USD	26.8	18.9	26.8	0.8	73.3
	Principal	ARS	29.9	20.3	-	-	50.2
	Interest	ARS	21.6	3.2	-	-	24.8
Italy	Principal	EUR	53.4	28.3	153.4	3.3	238.4
	Interest	EUR	5.1	4.7	7.9	0.0	17.8
Brazil	Principal	R$	15.6	13.1	45.2	154.9	228.8
	Interest	R$	16.4	15.1	39.2	44.5	115.3
Uruguay	Principal	USD	18.3	24.4	65.3	136.8	244.8
	Interest	USD	15.9	14.5	35.0	31.6	97.0
Armenia	Principal	USD	5.2	12.3	14.4	-	31.9
	Interest	USD	1.9	1.4	0.7	-	4.0
	Principal	DRAM	0.4	-	-	-	0.4
	Interest	DRAM	0.0	-	-	-	0.0
	Principal	EUR	5.5	13.2	15.4	-	34.1
	Interest	EUR	2.0	1.5	0.7	-	4.1
Ecuador	Principal	USD	5.8	5.9	12.4	-	24.1
	Interest	USD	1.7	1.2	1.2	-	4.1
Total			373.0	282.5	600.7	402.3	1,658.5

Pro-forma Maturity of borrowings - Breakdown by segment (in USD) as of September 30, 2021*:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	109.4	66.6	74.2	215.4	465.6
	Interest	USD	26.9	25.9	63.4	52.4	168.6
	Principal	ARS	29.9	20.3	-	-	50.2
	Interest	ARS	21.6	3.2	-	-	24.8
Italy	Principal	EUR	53.4	28.3	153.4	3.3	238.4
	Interest	EUR	5.1	4.7	7.9	0.0	17.8
Brazil	Principal	R$	15.6	13.1	45.2	154.9	228.8
	Interest	R$	16.4	15.1	39.2	44.5	115.3
Uruguay	Principal	USD	15.2	5.1	28.5	196.0	244.8
	Interest	USD	16.0	15.1	43.3	68.2	142.6
Armenia	Principal	USD	5.2	12.3	14.4	-	31.9
	Interest	USD	1.9	1.4	0.7	-	4.0
	Principal	DRAM	0.4	-	-	-	0.4
	Interest	DRAM	0.0	-	-	-	0.0
	Principal	EUR	5.5	13.2	15.4	-	34.1
	Interest	EUR	2.0	1.5	0.7	-	4.1
Ecuador	Principal	USD	5.8	5.9	12.4	-	24.1
	Interest	USD	1.7	1.2	1.2	-	4.1
Total			332.1	232.8	499.7	734.7	1,799.4

*Excludes new money in Argentina ($126.0 million) and Uruguay ($52.9 million), borrowed after September 30, 2021.

Cash by Segment (in US$ million)
	As of Sep 30, 2021	As of Dec 31, 2020
Argentina	39.0	61.6
Italy (1)	66.3	99.8
Brazil (2)	6.4	13.3
Uruguay	22.2	13.4
Armenia	35.3	18.9
Ecuador	4.2	19.2
Intermediate holding Companies	44.6	54.8
Total	218.1	281.0

1 Of which approximately $60.6 million remain at Toscana Aeroporti level.

2 Of which approximately $4.8 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 3Q21, CAAP made capital expenditures of $19.9 million on an ‘As reported’ basis, a 27.4% YoY decline from $27.4 million in 3Q20, mainly reflecting lower investments in Argentina during the quarter and lower Capex in all the countries of operations, except for Armenia, in line with the Company´s strategy of preserving liquidity in the current environment. Excluding IAS29, total Capex amounted to $18.7 million versus $27.6 million in the year ago period.

The most significant investments in 3Q21 include $10.9 million in Argentina, primarily for construction works in the new departure terminal building at Ezeiza Airport, together with some expansion works at Aeroparque Airport and the remodeling of the terminal building at Bariloche Airport, and $4.7 million in Armenia, mainly attributed to runway asphalt works and other renovation works in Shirak airport.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns that indicate with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 3Q21.

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	2.8	0.0	12087.8%	-	2.8	0.0	12087.8%
International Passengers (in millions) (1)	0.3	0.1	415.4%	-	0.3	0.1	415.4%
Transit Passengers (in millions) (1)	0.1	0.0	2472.1%	-	0.1	0.0	2472.1%
Total Passengers (in millions) (1)	3.2	0.1	3813.0%	-	3.2	0.1	3813.0%
Cargo Volume (in thousands of tons)	43.5	31.0	40.3%	-	43.5	31.0	40.3%
Total Aircraft Movements (in thousands)	57.5	18.0	219.0%	-	57.5	18.0	219.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	17.4	4.9	259.4%	0.2	17.3	4.6	273.4%
Non-aeronautical revenue	59.4	48.6	22.5%	2.2	57.2	50.6	13.2%
Commercial revenue	48.6	30.2	61.2%	1.1	47.5	30.2	57.5%
Construction service revenue	10.9	18.4	-40.9%	1.1	9.7	20.4	-52.2%
Total Revenue	76.9	53.4	44.1%	2.4	74.6	55.2	35.0%
Total Revenue Excluding IFRIC12(2)	66.1	35.0	88.7%	1.3	64.8	34.8	86.2%
Cost of Services	74.9	84.5	-11.3%	14.1	60.8	68.2	-10.8%
Selling, general and administrative expenses	7.9	5.2	52.2%	0.2	7.7	4.9	56.2%
Other expenses	4.2	2.3	82.1%	0.1	4.2	1.6	153.5%
Total Costs and Expenses	87.0	92.0	-5.4%	14.3	72.7	74.8	-2.8%
Total Costs and Expenses Excluding IFRIC12(3)	76.2	73.6	3.5%	13.2	63.0	54.4	15.8%
Adjusted Segment EBITDA	11.4	(9.2)	-223.1%	0.7	10.6	(9.7)	-209.9%
Adjusted Segment EBITDA Mg	14.8%	-17.3%	32.1 pp	-	14.3%	-17.5%	31.8 pp
Adjusted EBITDA Margin excluding IFRIC 12(4)	17.2%	-26.4%	43.6 pp	-	16.4%	-27.9%	44.2 pp
Capex	10.9	20.2	-46.2%	1.1	9.7	20.4	-52.3%
1)	See Note 1 in Table "Operating & Financial Highlights”

2)	Excludes Construction Service revenue.

3)	Excludes Construction Service cost.

4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	6.4	5.7	10.9%	-	6.4	5.7	10.9%
International Passengers (in millions) (1)	1.0	3.0	-66.0%	-	1.0	3.0	-66.0%
Transit Passengers (in millions) (1)	0.3	0.3	-8.0%	-	0.3	0.3	-8.0%
Total Passengers (in millions) (1)	7.7	9.1	-15.2%	-	7.7	9.1	-15.2%
Cargo Volume (in thousands of tons)	123.7	102.7	20.4%	-	123.7	102.7	20.4%
Total Aircraft Movements (in thousands)	150.3	123.8	21.4%	-	150.3	123.8	21.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	54.4	93.1	-41.5%	3.6	50.8	97.8	-48.1%
Non-aeronautical revenue	185.3	182.6	1.5%	11.3	174.0	191.5	-9.2%
Commercial revenue	143.7	108.9	32.0%	9.9	133.8	112.2	19.2%
Construction service revenue	41.5	73.7	-43.6%	1.4	40.2	79.3	-49.3%
Total Revenue	239.7	275.6	-13.0%	14.9	224.8	289.3	-22.3%
Total Revenue Excluding IFRIC12(2)	198.2	201.9	-1.9%	13.5	184.6	210.0	-12.1%
Cost of Services	232.2	301.5	-23.0%	45.5	186.7	254.6	-26.7%
Selling, general and administrative expenses	23.6	26.7	-11.9%	1.7	21.8	26.9	-18.9%
Other expenses	13.6	2.5	453.2%	0.8	12.9	1.8	617.1%
Total Costs and Expenses	269.4	330.7	-18.6%	48.0	221.4	283.3	-21.9%
Total Costs and Expenses Excluding IFRIC12(3)	227.9	257.1	-11.4%	46.6	181.3	204.1	-11.2%
Adjusted Segment EBITDA	32.6	40.7	-19.9%	3.6	29.0	41.0	-29.2%
Adjusted Segment EBITDA Mg	13.6%	14.8%	-1.2 pp	-	12.9%	14.2%	-1.3 pp
Adjusted EBITDA Margin excluding IFRIC 12(4)	16.4%	20.1%	-3.7 pp	-	15.7%	19.5%	-3.8 pp
Capex	41.5	73.7	-43.6%	3.8	37.8	71.5	-47.2%

5)	See Note 1 in Table "Operating & Financial Highlights”

6)	Excludes Construction Service revenue.

7)	Excludes Construction Service cost.

8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 38.1x YoY reflecting easier comparisons as passenger traffic in 3Q20 had declined 99.3% YoY due to government-mandated air travel restrictions introduced to contain the spread of the Covid-19 pandemic and was 72.1% below 3Q19 levels. International passenger traffic increased 4.2x YoY in 3Q21 and decreased 91.5% versus 3Q19, impacted by prolonged government restrictions, including the continued closure of borders to non-resident foreigners, limiting the number of international arriving passengers to 1,700 per day, for most part of the reported period. Domestic passenger traffic, which accounted for almost 90% of total traffic in the quarter, increased 120.8x YoY, as domestic travel continued to recover, but was 63.5% below 3Q19 levels.

Revenues increased 44.1% YoY to $76.9 million in 3Q21 on an ‘As reported’ basis or 35.0% to $74.6 million when excluding the impact of rule IAS29, primarily due to increases in Commercial revenues and Aeronautical revenues reflecting easier comparisons as 3Q20 was heavily impacted by the Covid-19 pandemic. This was partially offset by lower construction revenues as a result of lower Capex in the quarter. When compared to 3Q19 and excluding both Construction Service and the impact of IAS 29, revenues declined 59.9%, or $96.8 million to $64.7 million, mainly impacted by the pandemic and the FX translation effect on local currency revenues resulting from the 92.4% average depreciation of the Argentine peso since 3Q19.

•	Aeronautical Revenues ex-IAS29 declined 82.6% against 3Q19, or $82.2 million, primarily reflecting the decline in passenger traffic as a result of the Covid-19 pandemic, partially offset by a higher international passenger fee introduced on March 15, 2021.

•	Commercial Revenues ex-IAS29 fell 23.2% compared to 3Q19, or $14.4 million, mainly driven by the following declines:

•	59.6%, or $9.0 million, in passenger-related services, including Duty Free, Parking, VIP Lounge, Catering and F&B revenues, due to lower passenger traffic,

•	62.5%, or $2.3 million, in Rental of space, due to discounts granted to airlines in relation with hangar space, and

•	62.3%, or $1.6 million, in Advertising.

These declines were partially offset by an increase of 23.2%, or $6.7 million, in Cargo revenues, primarily reflecting a 10% tariff increase on import activities applied starting October 2020, coupled with a 50% increase in handling services activity.

Total Costs and Expenses declined 5.4% YoY to $87.0 million in 3Q21 on an ‘As reported’ basis, mainly reflecting a decline in Construction Service cost due to lower capex in the period, combined with lower Maintenance expenses. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 15.8% YoY, due to the rise in operating costs following traffic recovery from the minimum levels posted in 3Q20. When compared to 3Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services declined 50.6%, or $64.6 million, primarily due to lower operating expenses and Concession Fees.

·	Cost of Services ex-IAS29 and excluding Construction Service Costs would have declined 42.1% compared to 3Q19, or $37.2 million, driven mainly by the following declines:

•	56.2%, or $12.4 million, in Concession Fees, in line with lower revenues,

•	33.2%, or $7.0 million, in Maintenance expenses due to the renegotiation of agreements with suppliers to adapt services to lower activity, coupled with lower maintenance of infrastructure and the depreciation of the local currency against the US dollar,

•	28.8%, or $6.2 million, in Salaries and Social Security Contribution expenses, primarily due to the reduction in salaries and a furlough scheme under which no social contributions are required to be paid, coupled with local currency depreciation,

•	67.3%, or $2.7 million, in Office Expenses, due to a decrease in mobility and office expenses along with lower overall expenses due to a reduction in passenger traffic, and

•	31.4%, or $1.5 million, in Services and Fees, mainly driven by suspension of all non-essential services due to the Covid-19 pandemic and decline in airport activity.

•	SG&A ex-IAS29 decreased by 80.3% against 3Q19, or $31.5 million, to $7.7 million in 3Q21, mainly due to the following declines:

•	A 92.8%, or $20.2 million, in Bad Debts reflecting easier comparisons as a $23.1 million bad debt charge was recognized in 3Q19 in relation with past due commercial revenues and aircraft fees from the national carrier, and

•	A 52.1%, or $4.6 million, in Taxes reflecting lower turnover taxes, related to the decline in revenues.

Adjusted Segment EBITDA increased $20.6 million YoY to $11.4 million in 3Q21 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $10.6 million with Adjusted EBITDA margin EX-IFRIC12 of 16.4% in the quarter, compared to negative 27.9% in 3Q20. Compared to 3Q19, Adjusted EBITDA excluding IAS 29 declined 76.8%, or $35.2 million from $45.8 million, while Adjusted EBITDA margin EX-IFRIC12 contracted 11.9 percentage points from 28.3%. Importantly, 3Q19 Adjusted EBITDA included the impact of the aforementioned $23.1 million bad debt provision.

During 3Q21, CAAP made Capital Expenditures ex-IAS29 of $9.7 million, compared to $20.4 million in 3Q20 and $104.3 million in 3Q19, mainly related to construction works in the new departure terminal building at Ezeiza Airport, together with some expansion works at Aeroparque Airport and the remodeling of the terminal building at Bariloche Airport.

Italy

	3Q21	3Q20	% Var.	9M21	9M20	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.3	64.6%	0.6	0.5	12.6%
International Passengers (in millions)	0.9	0.5	96.8%	1.1	1.2	-6.9%
Transit Passengers (in millions)	0.0	0.0		0.0	0.0	62.6%
Total Passengers (in millions)	1.3	0.7	85.6%	1.7	1.7	-0.8%
Cargo Volume (in thousands of tons)	3.8	3.2	20.2%	10.9	9.5	15.1%
Total Aircraft Movements (in thousands)	17.3	11.7	47.8%	26.4	24.8	6.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	16.2	9.8	65.7%	23.9	23.9	-0.2%
Non-aeronautical revenue	6.8	6.1	11.6%	22.7	17.8	27.0%
Commercial revenue	4.4	4.6	-4.2%	11.0	11.9	-7.1%
Construction service revenue	1.6	1.1	48.3%	10.2	5.1	99.1%
Other revenue	0.8	0.4	84.5%	1.4	0.8	66.8%
Total Revenue	23.0	15.8	44.9%	46.6	41.8	11.4%
Total Revenue Excluding IFRIC12(1)	21.4	14.8	44.7%	36.3	36.6	-0.9%
Cost of Services	22.3	17.5	27.7%	58.8	50.6	16.2%
Selling, general and administrative expenses	3.3	3.5	-6.2%	9.4	9.0	3.8%
Other Expenses	0.2	0.3	-33.2%	0.3	0.5	-40.4%
Total Costs and Expenses	25.8	21.3	21.2%	68.5	60.1	13.9%
Total Costs and Expenses Excluding IFRIC12(2)	24.2	20.9	15.8%	59.2	56.4	4.9%
Adjusted Segment EBITDA	0.4	(2.1)	-120.1%	(11.6)	(9.1)	28.2%
Adjusted Segment EBITDA Mg	1.9%	-13.6%	15.4 pp	-25.0%	-21.7%	-3.3 pp
Adjusted EBITDA Margin excluding IFRIC 12(3)	2.1%	-19.2%	21.3 pp	-34.6%	-28.7%	-6.0 pp
Capex	1.8	2.2	-15.7%	14.0	6.7	108.6%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 85.6% YoY reflecting easier comparisons as passenger traffic in 3Q20 declined 73.0% due to air travel restrictions introduced to contain the spread of the Covid-19 pandemic. However, passenger traffic was 49.8% below 3Q19 levels, a strong improvement from the 86.2% and 92.6% drop in 2Q21 and 1Q21, respectively, benefiting from the higher demand during the European summer season and better sanitary conditions in the region. Domestic traffic was down 14.4% compared to 3Q19, a significant improvement from the 66.5% and 84.6% decline posted in 2Q21 and 1Q21, respectively, while international traffic was 57.7% below 3Q19, also improving from the 91.2% drop in 2Q21. Throughout the quarter, traffic declined 55.3% in July, 46.5% in August and 47.7% in September, when compared to the respective month of 2019. This was mainly driven by higher passenger traffic during the summer season.

Revenues increased 44.9% YoY to $23.0 million in 3Q21 due to increases in Aeronautical revenues, reflecting easier comparisons against 3Q20, which was significantly impacted by the Covid-19 pandemic. Commercial revenues declined 4.2% YoY, mainly as a result of an extraordinary revenue recorded last year, in connection with Duty free shops. When compared to 3Q19, revenues excluding Construction service declined 48.1%, or $19.8 million, to $21.4 million, mainly driven by lower passenger traffic due to the Covid-19 pandemic.

•	Aeronautical Revenues dropped 44.2% versus 3Q19, or $12.8 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passenger with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021. This was further supported by the 5.6% average appreciation of the Euro against the US dollar since 3Q19.

•	Commercial Revenues declined 62.0% versus 3Q19, or $7.1 million, mainly due to reductions in VIP Lounges, Parking Facilities and F&B services.

Total Costs and Expenses increased 21.2% YoY, or $4.5 million, in 3Q21 mainly reflecting higher Construction Service costs due to increased capex in the period. Excluding Construction Service, Total Cost and Expenses rose 15.8% YoY to $24.2 million, due to an increase in operating costs following higher airport activity when compared to 3Q20. By contrast, against the same quarter of 2019, Total Cost and Expenses declined 15.7%, or 17.4% when excluding Construction Services, primarily due to lower operating expenses and Concession Fees, partially offset by the appreciation of the euro against the US dollar.

·	Cost of Services excluding Construction service declined 18.3%, or $4.6 million, against 3Q19 on a comparable basis, due to the following declines:

•	19.7%, or $2.3 million, in Salaries and social security contributions, as a result of a reduction in workforce, and a furlough scheme for some employees together with a reduction in working hours,

•	27.0%, or $1.7 million, in Services and Fees expenses mainly due to the suspension or reduction in scope of certain maintenance contracts, mainly in porterage and security services, as part of the set of measures implemented to mitigate the impact of the pandemic, and

•	43.2%, or $1.0 million, in Concession Fees due to lower passenger traffic.

•	SG&A declined 16.4% to $3.3 million against 3Q19 mainly reflecting lower Services and Fees, Maintenance expenses and Salaries and Social Contribution expenses.

Adjusted Segment EBITDA improved $2.6 million YoY turning to positive $0.4 million in 3Q21. Against 3Q19, Adjusted EBITDA declined by $14.7 million from $15.1 million in 3Q19, with Adjusted Segment EBITDA margin ex-IFRIC12 contracting to 2.1%, from 36.5% in 3Q19.

During 3Q21, CAAP made Capital Expenditures for $1.8 million, compared to $2.2 million in 3Q20 and $2.9 million in 3Q19.

Brazil

	3Q21	3Q20	% Var.	9M21	9M20	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.2	0.9	140.4%	5.1	3.8	34.7%
International Passengers (in millions) (1)	0.0	0.0		0.0	0.2	-75.9%
Transit Passengers (in millions) (1)	1.2	0.5	139.7%	3.0	2.1	44.3%
Total Passengers (in millions) (1)	3.5	1.4	141.4%	8.1	6.0	34.6%
Cargo Volume (in thousands of tons)	15.0	5.7	161.5%	45.1	24.6	83.4%
Total Aircraft Movements (in thousands)	32.8	17.8	84.6%	80.9	61.8	31.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	7.1	3.0	136.4%	15.9	15.2	4.4%
Non-aeronautical revenue	9.3	5.9	57.1%	24.5	23.6	3.7%
Commercial revenue	9.3	5.9	57.1%	24.5	23.6	3.7%
Total Revenue	16.4	8.9	83.7%	40.4	38.9	4.0%
Cost of Services	15.0	13.3	13.2%	43.9	46.6	-5.8%
Selling, general and administrative expenses	1.2	0.8	40.6%	6.4	9.1	-30.0%
Other expenses	0.0	24.1	-99.9%	1.5	28.6	-94.8%
Total Costs and Expenses	16.2	38.2	-57.6%	51.8	84.3	-38.6%
Adjusted Segment EBITDA	2.2	(27.0)	-108.0%	(7.3)	(38.4)	-81.1%
Adjusted Segment EBITDA Mg	13.2%	-303.2%	316.4 pp	-17.9%	-98.7%	80.8 pp
Capex	0.4	0.8	-44.1%	1.1	3.0	-62.5%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic increased 141.4% YoY reflecting easier comparisons as passenger traffic in 3Q20 had declined 69.4% due to the Covid-19 pandemic. Compared to the same quarter of 2019, however, passenger traffic dropped 26.1% in 3Q21, improving from the 52.9% drop in 2Q21, reflecting higher activity due to lower travel restrictions and better sanitary conditions. Throughout the quarter, passenger traffic declined 33.6% in July, 23.7% in August, and 19.7% in September, compared to the same month of 2019, still impacted by the pandemic but improving sequentially month over month.

Revenues increased 83.7% YoY to $16.4 million in 3Q21 due to higher Aeronautical and Commercial revenues reflecting easier comparisons as 3Q20 was significantly impacted by the Covid-19 pandemic. When compared to 3Q19, revenues declined 42.3%, or $12.0 million, mainly reflecting lower aeronautical and commercial activities resulting from the drop in passenger traffic, and to a lesser extent, the 31.8% average depreciation of the Brazilian real against the US dollar since 3Q19. In local currency, revenues fell 24.1% compared to 3Q19.

•	Aeronautical Revenues declined 48.9% vs 3Q19, or $6.7 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real. Measured in local currency, Aeronautical revenues dropped 32.8%.

•	Commercial Revenues declined 36.1% against 3Q19, or $5.3 million, also impacted by lower passenger traffic and currency depreciation. Commercial revenues in local currency decreased 15.9% mainly driven by declines in F&B, VIP Lounge and Retail Stores, due to lower passenger traffic and certain discounts granted to tenants due to lower activity, lower Rental of space revenues, as a result of the discounts granted and closure of operations of certain clients, and a lower Fuel revenues, in line with the reduction in aircraft movements.

Total Costs and Expenses decreased 57.6% YoY to $16.2 million, mainly as a result of an impairment of $22.9 million for the Natal Airport concession, recorded in 3Q20, in accordance with accounting rules. Against 3Q19, Total Cost and Expenses declined 40.1%, or $10.9 million, primarily due to lower operating expenses, further supported the Brazilian Real depreciation against the US dollar.

•	Cost of Services declined 35.8% vs. 3Q19, or $8.4 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 31.8% average depreciation of the Brazilian Real since 3Q19. In local currency, cost of services dropped 15.5%, mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation, and

•	Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection together with lower utilities expenses, coupled with local currency depreciation.

•	SG&A fell 65.6%, or $2.2 million, to $1.2 million on an ‘As reported’ basis. In local currency, SG&A fell 55.9%, mainly reflecting a positive variance in bad debt recovery.

Adjusted Segment EBITDA increased $29.2 million YoY to $2.2 million in 3Q21, but declined $2.2 million when compared to 3Q19, with Adjusted Segment EBITDA Margin of 13.2% in the quarter.

During 3Q21, CAAP made Capital Expenditures for $0.4 million, compared with $0.8 million in 3Q20 and $1.0 million in 3Q19.

Uruguay

	3Q21	3Q20	% Var.	9M21	9M20	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	1534.4%	0.0	0.0	162.7%
International Passengers (in millions)	0.1	0.0	440.3%	0.2	0.6	-59.5%
Transit Passengers (in millions)	0.0	0.0	2932.7%	0.0	0.0	2.1%
Total Passengers (in millions)	0.1	0.0	447.4%	0.2	0.6	-59.1%
Cargo Volume (in thousands of tons) (1)	6.9	5.9	18.3%	22.1	22.1	-0.1%
Total Aircraft Movements (in thousands)	4.9	1.8	176.5%	10.4	10.5	-0.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	4.1	0.9	332.4%	8.0	18.1	-56.1%
Non-aeronautical revenue	9.4	7.4	27.7%	25.2	32.4	-22.3%
Commercial revenue	8.2	5.4	52.7%	21.5	23.5	-8.7%
Construction service revenue	1.2	2.0	-39.4%	3.7	8.9	-58.3%
Total Revenue	13.5	8.3	62.2%	33.1	50.6	-34.4%
Total Revenue Excluding IFRIC12(2)	12.3	6.4	93.5%	29.4	41.7	-29.4%
Cost of Services	10.2	10.0	2.3%	31.1	36.7	-15.4%
Selling, general and administrative expenses	2.4	1.3	74.9%	6.2	7.4	-16.8%
Other expenses	0.1	-0.1	-185.1%	0.1	0.1	-14.0%
Total Costs and Expenses	12.7	11.4	10.8%	37.3	44.2	-15.6%
Total Costs and Expenses Excluding IFRIC12(3)	11.5	9.5	21.2%	33.6	35.4	-4.9%
Adjusted Segment EBITDA	4.0	0.1	4164.2%	5.5	15.3	-64.1%
Adjusted Segment EBITDA Mg	29.6%	1.1%	28.5 pp	16.6%	30.4%	-13.7 pp
Adjusted EBITDA Margin excluding IFRIC 12 (4)	32.5%	1.5%	31.0 pp	18.7%	36.8%	-18.1 pp
Capex	2.0	2.4	-15.4%	5.8	11.6	-50.4%

1) Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

2) Excludes Construction Service revenue.

3) Excludes Construction Service cost.

4) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased 4.5x YoY reflecting easier comparisons as passenger traffic in 3Q20 declined 95.4% due to air travel restrictions introduced to contain the spread of the Covid-19 pandemic. Compared to 2019, however, passenger traffic declined 74.7% in 3Q21, improving from drops of 89.7% and 91.5% in 2Q21 and 1Q21, respectively. Traffic in the quarter remained impacted by the prolonged closure of borders to non-resident foreigners and weak travel demand. Borders were only partially opened to property-owners, effective September 1, 2021. Throughout the quarter, passenger traffic improved from declines of 79.0% in July, to 74.4% and 70.9% in August and September, respectively, when compared to the same month of 2019.

Revenues increased 62.2% YoY to $13.5 million in 3Q21 on an ‘As reported’ basis, or 93.5% when excluding Construction service revenue. Compared to 3Q19, and excluding IFRIC12, revenues declined 53.2%, or $14.0 million, to $12.3 million, primarily reflecting lower passenger traffic in the quarter.

•	Aeronautical Revenues increased 3.3x YoY, or $3.1 million, to $4.1 million, reflecting higher passenger fees revenues, in line with higher passenger traffic from the easier comparison against 3Q20, which was significantly impacted by the Covid-19 pandemic.

•	Commercial Revenues declined 30.8% vs. 3Q19, or $3.7 million, to $8.2 million, mainly due to decreases of 66.1%, or $1.9 million, in Duty Free revenues, and 63.8%, or $0.7 million, in VIP Lounge revenues, as a result of lower passenger traffic. This was partially offset by the good performance of the cargo terminal that delivered an 8.0% increase in revenues.

Total Costs and Expenses increased 10.8% YoY to $12.7 million. Excluding Construction Service, Total Cost and Expenses rose 21.2% YoY to $11.5 million, due to an increase in operating costs following higher traffic activity when compared to 3Q20. By contrast, against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 declined 25.5%, or $3.9 million, primarily due to lower operating expenses, further supported by local currency depreciation against the US dollar.

•	Cost of services were down 26.3% compared to 3Q19, or $3.7 million. Excluding Construction service cost, cost of services declined 26.3%, or $3.2 million, reflecting the following cost reductions:

•	A 32.0%, or $1.4 million, in Concession Fees due to lower passenger traffic,

•	A 48.9%, or $1.3 million, in Maintenance expenses due to renegotiation of operating expenses contracts, together with a decline in SISCA fees due to lower passenger traffic,

•	A 22.5%, or $0.9 million, in Salaries and social contributions, driven by a restructuring in the workforce implemented in July 2020 and a furlough program, further supported by a 20.8% average depreciation of the local currency against the US dollar since 3Q19, and

•	SG&A declined 21.3%, or $0.6 million, to $2.4 million, mainly driven by decreases in Salaries and social contributions and other expenses.

Adjusted Segment EBITDA increased 41.6x YoY to $4.0 million in 3Q21, but declined $9.5 million when compared to 3Q19, with Adjusted EBITDA Margin Ex IFRIC12 of 32.5% in the quarter compared with 51.0% in 3Q19.

During 3Q21, CAAP made Capital Expenditures of $2.0 million in Uruguay, compared to $2.4 million in 3Q20 and in line with the investments made in 3Q19.

Subsequent Events

Amendment of the Puerta del Sur Concession, in Uruguay

On November 8, 2021, Puerta el Sur S.A. (“PdS”), which operates the Carrasco International Airport in Montevideo, Uruguay, has signed an agreement with the Government of Uruguay to amend the existing concession agreement that was originally signed on February 6, 2003. Pursuant to the amended concession agreement, the term of the concession was extended for an additional 20-year period, from November 2033 to November 2053 and incorporates six additional regional airports, bringing CAAP´s network in Uruguay to a total of eight airports. Finally, the amended concession agreement also establishes a capital investment program of US$67 million to be deployed in these new six airports, by 2028.

ACI Airport Sudamérica (“ACI”) Exchange Offer and Issuance of New Notes

On November 9, 2021, ACI issued $246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of $52.9 million in a private transaction under the same terms as the New Notes. The main covenants and guarantees remain unchanged and include also the pledge of shares of ACI.

AA2000 Exchange Offer and Issuance of New Notes

On October 28, 2021, AA2000 issued $208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Notes.

Additionally, on November 4, 2021, the Company raised $126.0 million of new money in two tranches: i) $64.0 million in additional Series 2021 Notes, which are fungible with the bonds issued pursuant to the exchange offer, and ii) $62.0 million in new 9.5% Senior Secured Notes due 2028. The latter have a 3-year grace period, quarterly amortization starting February 2025, and a final payment in November 2028.

Aeropuertos del Neuquén S.A. (“ADEN”) Concession Update

On October 22, 2021 a Decree was issued by the Government of the Province of Neuquén, extending the concession agreement of the Neuquén airport for an additional five years, until October 23, 2026, and setting the annual concession fee at 1.5% over aeronautical revenues. In addition, in order to restore the economic and financial equilibrium due to COVID-19 pandemic impact, ADEN has been exempted of paying the concession fees accrued from June 2020 to October 2021 and those to be accrued until December 31, 2021.

For further information on subsequent events, please refer to Note 19 of the interim financial statements filed with the S.E.C.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 3Q21, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

3Q21 EARNINGS CONFERENCE CALL

When:	9:00 a.m.Eastern Time, November 18, 2021

Who:	Mr.Martín Eurnekian, Chief Executive Officer

Mr.Jorge Arruda, Chief Financial Officer

Mr.Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)

Webcast:	https://services.choruscall.com/links/caap211118.html

Replay:	Participants can access the replay through November 25, 2021 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10161527.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 24 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Argentina(1)
Domestic Passengers (in millions)	2.8	0.0	12088%	6.4	5.7	10.9%
International Passengers (in millions)	0.3	0.1	415%	1.0	3.0	-66.0%
Transit passengers (in millions)	0.1	0.0	2472%	0.3	0.3	-8.0%
Total passengers (in millions)	3.2	0.1	3813%	7.7	9.1	-15.2%
Cargo volume (in thousands of tons)	43.5	31.0	40%	123.7	102.7	20.4%
Aircraft movements (in thousands)	57.5	18.0	219%	150.3	123.8	21.4%
Italy
Domestic Passengers (in millions)	0.4	0.3	64.6%	0.6	0.5	12.6%
International Passengers (in millions)	0.9	0.5	96.8%	1.1	1.2	-6.9%
Transit passengers (in millions)	0.0	0.0	269.7%	0.0	0.0	62.6%
Total passengers (in millions)	1.3	0.7	85.6%	1.7	1.7	-0.8%
Cargo volume (in thousands of tons)	3.8	3.2	20.2%	10.9	9.5	15.1%
Aircraft movements (in thousands)	17.3	11.7	47.8%	26.4	24.8	6.4%
Brazil(2)
Domestic Passengers (in millions)	2.2	0.9	140.4%	5.1	3.8	34.7%
International Passengers (in millions)	0.0	0.0	904.7%	0.0	0.2	-75.9%
Transit passengers (in millions)	1.2	0.5	139.7%	3.0	2.1	44.3%
Total passengers (in millions)	3.5	1.4	141.4%	8.1	6.0	34.6%
Cargo volume (in thousands of tons)	15.0	5.7	161.5%	45.1	24.6	83.4%
Aircraft movements (in thousands)	32.8	17.8	84.6%	80.9	61.8	31.0%
Uruguay(3)
Domestic Passengers (in millions)	0.0	0.0	1534.4%	0.0	0.0	162.7%
International Passengers (in millions)	0.1	0.0	440.3%	0.2	0.6	-59.5%
Transit passengers (in millions)	0.0	0.0	2932.7%	0.0	0.0	2.1%
Total passengers (in millions)	0.1	0.0	447.4%	0.2	0.6	-59.1%
Cargo volume (in thousands of tons)	6.9	5.9	18.3%	22.1	22.1	-0.1%
Aircraft movements (in thousands)	4.9	1.8	176.5%	10.4	10.5	-0.7%
Ecuador(4)
Domestic Passengers (in millions)	0.3	0.1	491.8%	0.7	0.5	23.1%
International Passengers (in millions)	0.4	0.1	369.8%	1.0	0.6	65.1%
Transit passengers (in millions)	0.0	0.0	257.7%	0.0	0.0	-31.5%
Total passengers (in millions)	0.8	0.2	410.3%	1.7	1.2	42.5%
Cargo volume (in thousands of tons)	6.6	2.1	208.3%	16.2	11.9	36.8%
Aircraft movements (in thousands)	15.9	7.5	111.9%	39.1	29.1	34.6%
Armenia
Domestic Passengers (in millions)	0.0	0.0	0.0%	0.0	0.0	0.0%
International Passengers (in millions)	0.9	0.1	879.9%	1.7	0.7	151.8%
Transit passengers (in millions)	0.0	0.0	0.0%	0.0	0.0	0.0%
Total passengers (in millions)	0.9	0.1	879.9%	1.7	0.7	151.8%
Cargo volume (in thousands of tons)	4.1	4.8	-13.4%	11.7	11.4	2.5%
Aircraft movements (in thousands)	7.7	1.6	380.8%	15.4	8.0	93.3%
Peru(5)
Domestic Passengers (in millions)	0.6	0.0	1220.2%	1.2	0.8	41.2%
International Passengers (in millions)	0.0	0.0	100.0%	0.1	0.0	1502.8%
Transit passengers (in millions)	0.0	0.0	0.0%	0.0	0.0	0.0%
Total passengers (in millions)	0.6	0.0	1223.2%	1.3	0.9	52.0%
Cargo volume (in thousands of tons)	0.8	0.2	360.6%	2.2	1.4	60.0%
Aircraft movements (in thousands)	4.9	1.7	186.8%	12.6	9.2	36.2%

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

4)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

5)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	3Q21	3Q20	3Q21	3Q20	2Q21	2Q20	2Q21	2Q20
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	97.23	73.31	98.74	76.18	94.06	67.66	95.72	70.46
Euro	0.85	0.86	0.86	0.85	0.83	0.91	0.84	0.89
Brazilian Real	5.23	5.38	5.44	5.64	5.29	5.39	5.00	5.48
Uruguayan Peso	43.26	42.73	42.94	42.58	43.89	43.12	43.58	42.21

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	75.4	23.8	216.8%	0.2	75.2	23.6	219.2%
Passenger use fees	52.2	12.6	315.2%	0.1	52.0	12.3	321.8%
Aircraft fees	18.5	8.5	116.8%	0.0	18.4	8.5	116.3%
Other	4.8	2.7	75.4%	-	4.8	2.7	75.4%

Commercial Revenue Breakdown (in US$ million)

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Commercial revenue	92.4	51.5	79.4%	1.1	91.3	51.5	77.2%
Warehouse use fees	41.3	31.2	32.6%	0.4	41.0	31.3	30.8%
Duty free shops	6.0	1.6	288.3%	0.0	6.0	1.5	290.5%
Rental of space (including hangars)	5.7	3.9	47.4%	0.0	5.7	3.9	47.2%
Parking facilities	4.1	1.2	241.3%	0.0	4.1	1.2	243.1%
Fuel	12.8	2.6	400.6%	0.0	12.8	2.6	400.7%
Food and beverage services	2.6	1.2	128.5%	0.1	2.6	1.1	136.2%
Advertising	2.4	2.0	22.4%	0.2	2.3	1.9	18.6%
Services and retail stores	1.9	1.2	67.4%	0.0	1.9	1.2	68.1%
Catering	0.8	0.2	355.6%	0.0	0.8	0.2	372.3%
VIP lounges	4.6	1.4	224.2%	0.3	4.3	1.6	178.6%
Walkway services	1.3	0.7	73.8%	0.0	1.3	0.7	72.5%
Other	8.6	4.5	91.4%	0.1	8.5	4.4	91.4%

Revenues by Segment (in US$ million)

Country	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Argentina	239.7	275.6	-13.0%	14.9	224.8	289.3	-22.3%
Italy	46.6	41.8	11.4%	-	46.6	41.8	11.4%
Brazil	40.4	38.9	4.0%	-	40.4	38.9	4.0%
Uruguay	33.1	50.6	-34.4%	-	33.1	50.6	-34.4%
Armenia	68.3	31.0	120.4%	-	68.3	31.0	120.4%
Ecuador (1)	45.7	37.9	20.7%	-	45.7	37.9	20.7%
Unallocated	0.2	0.2	23.5%	-	0.2	0.2	23.5%
Total consolidated revenue (2)	474.0	475.8	-0.4%	14.9	459.1	489.5	-6.2%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues declined 25.0% YoY in Argentina, 31.8% in Italy, 19.7% in Brazil, 51.5% in Uruguay, and increase 21.2% in Armenia and 6.5% in Ecuador.

Revenue Breakdown (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	167.0	183.4	-8.9%	3.6	163.4	188.1	-13.1%
Non-aeronautical Revenue	307.0	292.4	5.0%	11.3	295.6	301.4	-1.9%
Commercial revenue	244.3	194.8	25.4%	9.9	234.3	198.1	18.3%
Construction service revenue (1)	61.3	96.8	-36.7%	1.4	59.9	102.4	-41.5%
Other revenue	1.4	0.9	59.5%	-	1.4	0.9	59.5%
Total Consolidated Revenue	474.0	475.8	-0.4%	14.9	459.1	489.5	-6.2%
Total Revenue excluding Construction Service revenue (2)	412.7	379.0	8.9%	13.5	399.1	387.1	3.1%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	167.0	183.4	-8.9%	3.6	163.4	188.1	-13.1%
Passenger use fees	114.1	137.5	-17.0%	2.8	111.4	141.6	-21.4%
Aircraft fees	43.2	36.5	18.3%	0.8	42.3	37.1	14.2%
Other	9.7	9.4	3.0%	-	9.7	9.4	3.0%

Commercial Revenue Breakdown (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Commercial revenue	244.3	194.8	25.4%	9.9	234.3	198.1	18.3%
Warehouse use fees	125.7	90.8	38.5%	6.6	119.1	93.1	27.9%
Duty free shops	14.4	11.7	23.4%	0.4	14.0	12.0	16.4%
Rental of space (including hangars)	15.5	14.1	10.5%	0.2	15.3	14.2	8.0%
Parking facilities	8.2	7.2	14.4%	0.2	8.0	7.3	9.0%
Fuel	23.7	15.9	48.6%	0.1	23.6	16.0	47.1%
Food and beverage services	6.3	6.1	3.7%	0.3	6.0	6.0	0.9%
Advertising	7.8	9.2	-15.4%	0.5	7.3	9.1	-19.4%
Services and retail stores	5.0	5.0	1.0%	0.1	5.0	5.0	-0.4%
Catering	1.8	2.5	-26.4%	0.1	1.7	2.6	-32.0%
VIP lounges	10.1	9.3	8.9%	0.7	9.4	9.5	-0.9%
Walkway services	3.6	3.2	14.2%	0.1	3.5	3.3	6.7%
Other	22.0	19.9	10.4%	0.6	21.4	20.1	6.5%

Total Expenses Breakdown (in US$ million)

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Cost of services	157.7	142.5	10.7%	14.1	143.7	126.2	13.8%
SG&A	23.0	16.4	40.3%	0.2	22.8	16.1	41.3%
Financial loss	42.9	49.6	-13.5%	-39.0	81.9	93.8	-12.7%
Inflation adjustment	-6.1	11.5	-153.3%	-6.1	0.0	0.2	-111.1%
Other expenses	4.7	62.9	-92.5%	0.1	4.6	62.2	-92.5%
Income tax expense	4.3	36.5	-88.1%	23.6	-19.3	25.9	-174.3%
Total expenses	226.6	319.3	-29.0%	-7.2	233.7	324.5	-28.0%

Cost of Services (in US$ million)

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Cost of Services	157.7	142.5	10.7%	14.1	143.7	126.2	13.8%
Salaries and social security contributions	34.2	28.2	21.5%	0.1	34.1	28.2	20.8%
Concession fees	23.4	12.6	84.7%	0.1	23.3	12.6	84.2%
Construction service cost	18.1	21.1	-14.1%	1.1	17.0	23.1	-26.5%
Maintenance expenses	19.8	23.5	-15.5%	0.1	19.7	23.6	-16.4%
Amortization and depreciation	35.2	43.0	-18.2%	12.5	22.6	24.5	-7.8%
Services and fees	12.3	9.2	32.7%	0.0	12.2	9.3	31.8%
Cost of fuel	9.4	1.7	460.7%	-	9.4	1.7	460.7%
Taxes	0.7	0.7	-1.1%	0.0	0.7	0.7	1.6%
Office expenses	1.3	0.2	592.5%	0.0	1.3	0.2	564.9%
Provision for maintenance cost	1.5	0.3	443.2%	-	1.5	0.3	443.2%
Others	1.8	2.0	-9.5%	0.0	1.8	2.0	-9.5%

Selling, General and Administrative Expenses (in US$ million)

	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
SG&A	23.0	16.4	40.3%	0.2	22.8	16.1	41.3%
Taxes	5.6	2.6	116.8%	0.1	5.5	2.6	112.5%
Salaries and social security contributions	5.3	4.1	27.9%	0.0	5.2	4.1	26.7%
Services and fees	8.1	6.3	28.9%	0.0	8.1	6.3	28.9%
Office expenses	0.2	0.2	n.m.	0.0	0.2	0.2	n.m.
Amortization and depreciation	2.1	2.5	n.m.	0.1	2.0	2.2	n.m.
Maintenance expenses	0.2	0.1	n.m.	0.0	0.2	0.2	n.m.
Advertising	0.3	0.1	n.m.	0.0	0.3	0.1	n.m.
Insurances	0.6	0.5	n.m.	0.0	0.5	0.5	n.m.
Charter services	0.0	-0.1	n.m.	-	0.0	-0.1	n.m.
Bad debts recovery	-2.2	-2.1	-4.2%	0.0	-2.2	-2.1	-3.0%
Bad debts	2.1	1.8	12.8%	0.0	2.0	1.8	11.0%
Others	0.9	0.5	92.7%	0.0	0.9	0.5	92.7%

Expenses by Segment (in US$ million)

Country	3Q21 as reported	3Q20 as reported	% Var as reported	IAS 29	3Q21 ex IAS 29	3Q20 ex IAS 29	% Var ex IAS 29
Argentina	87.0	92.0	-5.4%	14.3	72.7	74.8	-2.8%
Italy	25.8	21.3	21.2%	-	25.8	21.3	21.2%
Brazil	16.2	38.2	-57.6%	-	16.2	38.2	-57.6%
Uruguay	12.7	11.4	10.8%	-	12.7	11.4	10.8%
Armenia	24.4	9.6	154.9%	-	24.4	9.6	154.9%
Ecuador	14.4	8.0	79.7%	-	14.4	8.0	79.7%
Unallocated	5.0	41.3	-88.0%	-	5.0	41.3	-88.0%
Total consolidated expenses (1) (2)	185.5	221.8	-16.4%	14.3	171.1	204.6	-16.4%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Cost of Services	446.0	508.8	-12.3%	45.5	400.6	461.9	-13.3%
Salaries and social security contributions	100.5	99.5	1.0%	3.1	97.4	101.3	-3.8%
Concession fees	64.2	59.3	8.4%	1.8	62.4	60.6	3.1%
Construction service cost	60.1	95.2	-36.9%	1.4	58.8	100.8	-41.7%
Maintenance expenses	56.6	65.2	-13.1%	2.4	54.3	66.8	-18.7%
Amortization and depreciation	103.1	134.1	-23.1%	36.0	67.1	76.3	-12.1%
Other	61.4	55.5	10.6%	0.9	60.6	56.1	7.9%
Cost of Services Excluding Construction Service cost	385.9	413.6	-6.7%	44.1	341.8	361.1	-5.3%
Selling, general and administrative expenses	66.9	73.2	-8.5%	1.7	65.2	73.4	-11.1%
Other expenses	16.5	68.2	-75.9%	0.8	15.7	67.6	-76.8%
Total Costs and Expenses	529.4	650.2	-18.6%	48.0	481.5	602.8	-20.1%
Total Costs and Expenses Excluding Construction Service cost	469.3	555.0	-15.4%	46.6	422.7	502.0	-15.8%

Total Expenses Breakdown (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Cost of services	446.0	508.8	-12.3%	45.5	400.6	461.9	-13.3%
SG&A	66.9	73.2	-8.5%	1.7	65.2	73.4	-11.1%
Financial loss	99.7	151.3	-34.1%	-157.6	257.3	252.5	1.9%
Inflation adjustment	-2.5	16.5	-115.0%	-2.0	-0.5	0.1	-437.7%
Other expenses	16.5	68.2	-75.9%	0.8	15.7	67.6	-76.8%
Income tax expense	28.9	-1.1	-2,725.2%	152.4	-123.6	-24.4	406.7%
Total expenses	655.5	817.0	-19.8%	40.8	614.7	831.1	-26.0%

Cost of Services (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Cost of Services	446.0	508.8	-12.3%	45.5	400.6	461.9	-13.3%
Salaries and social security contributions	100.5	99.5	1.0%	3.1	97.4	101.3	-3.8%
Concession fees	64.2	59.3	8.4%	1.8	62.4	60.6	3.1%
Construction service cost	60.1	95.2	-36.9%	1.4	58.8	100.8	-41.7%
Maintenance expenses	56.6	65.2	-13.1%	2.4	54.3	66.8	-18.7%
Amortization and depreciation	103.1	134.1	-23.1%	36.0	67.1	76.3	-12.1%
Services and fees	31.7	30.4	4.3%	0.5	31.2	30.8	1.5%
Cost of fuel	16.0	10.0	60.7%	-	16.0	10.0	60.7%
Taxes	2.2	5.2	-57.3%	0.1	2.1	5.2	-59.9%
Office expenses	3.5	3.3	4.4%	0.2	3.3	3.5	-6.4%
Provision for maintenance cost	2.6	1.1	139.7%	-	2.6	1.1	139.7%
Others	5.4	5.6	-2.8%	0.0	5.4	5.6	-4.2%

Selling, General and Administrative Expenses (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
SG&A	66.9	73.2	-8.5%	1.7	65.2	73.4	-11.1%
Taxes	15.8	14.8	6.9%	0.8	15.0	15.4	-2.4%
Salaries and social security contributions	14.6	14.1	3.3%	0.4	14.2	14.3	-0.5%
Services and fees	21.8	20.1	8.3%	0.1	21.6	20.1	7.5%
Office expenses	0.7	1.0	-27.5%	0.0	0.7	1.1	-31.2%
Amortization and depreciation	6.3	7.2	-11.6%	0.3	6.0	6.3	-4.1%
Maintenance expenses	0.5	1.4	-63.7%	0.0	0.5	1.4	-65.8%
Advertising	0.5	0.4	17.4%	0.0	0.5	0.4	14.6%
Insurances	1.6	1.5	8.1%	0.0	1.6	1.5	7.3%
Charter services	0.0	0.1	n.m.	-	0.0	0.1	n.m.
Bad debts recovery	-6.4	-2.3	180.2%	-0.3	-6.1	-2.3	167.2%
Bad debts	8.3	11.0	-25.0%	0.4	7.9	11.2	-29.5%
Others	3.2	3.8	-15.6%	0.0	3.2	3.8	-15.6%

Expenses by Segment (in US$ million)

Country	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Argentina	269.4	330.7	-18.6%	48.0	221.4	283.3	-21.9%
Italy	68.5	60.1	13.9%	-	68.5	60.1	13.9%
Brazil	51.8	84.3	-38.6%	-	51.8	84.3	-38.6%
Uruguay	37.3	44.2	-15.6%	-	37.3	44.2	-15.6%
Armenia	47.9	37.9	26.5%	-	47.9	37.9	26.5%
Ecuador	38.4	39.4	-2.4%	-	38.4	39.4	-2.4%
Unallocated	16.2	53.6	-69.8%	-	16.2	53.6	-69.8%
Total consolidated expenses (1) (2)	529.5	650.2	-18.6%	48.0	481.5	602.8	-20.1%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Adjusted EBITDA by Segment (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Argentina	32.6	40.7	-19.9%	3.6	29.0	41.0	-29.2%
Italy	-11.6	-9.1	-28.2%	-	-11.6	-9.1	-28.2%
Brazil	-7.3	-38.4	81.1%	-	-7.3	-38.4	81.1%
Uruguay	5.5	15.3	-64.1%	-	5.5	15.3	-64.1%
Armenia	31.0	4.5	587.3%	-	31.0	4.5	587.3%
Ecuador	11.3	1.3	788.9%	-	11.3	1.3	788.9%
Unallocated	-4.3	-41.1	89.5%	-	-4.3	-41.1	89.5%
Perú	-2.6	-4.6	44.3%	-	-2.6	-4.6	44.3%
Total segment EBITDA	54.7	-31.4	274.3%	3.6	51.1	-31.1	264.5%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported		IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-158.7	-312.9	49.3%		-24.2	-134.5	-308.7	56.4%
Financial Income	-22.2	-26.5	16.0%		-1.4	-20.9	-30.8	32.3%
Financial Loss	99.7	151.3	-34.1%		-157.6	257.3	252.5	1.9%
Inflation adjustment	-2.5	16.5	-115.0%		-2.0	-0.5	0.1	-437.7%
Income Tax Expense	28.9	-1.1	2,725.2%		152.4	-123.6	-24.4	406.7%
Amortization and Depreciation	109.5	141.3	-22.5%		36.3	73.2	82.6	-11.4%
Adjusted EBITDA	54.7	-31.4	274.3%		3.6	51.1	-31.1	264.5%
Adjusted EBITDA Margin	11.5%	-6.6%	18.1	pp	-	11.1%	-6.3%	17.4	pp
Adjusted EBITDA Margin excluding Construction Service	13.0%	-8.7%	21.7	pp	-	12.5%	-8.4%	20.9	pp

Financial Income / Loss (in US$ million)

	9M21 as reported	9M20 as reported	% Var as reported	IAS 29	9M21 ex IAS 29	9M20 ex IAS 29	% Var ex IAS 29
Financial Income	22.2	26.5	-16.0%	1.4	20.9	30.8	-32.3%
Interest income	16.0	15.4	3.9%	1.1	14.9	15.6	-4.5%
Foreign exchange income	0.9	5.9	-85.6%	0.2	0.6	6.6	-90.3%
Other	5.4	5.2	4.1%	0.1	5.3	5.2	1.5%
Inflation adjustment	2.5	-16.5	-115.0%	2.0	0.5	-0.1	-437.7%
Inflation adjustment	2.5	-16.5	-115.0%	2.0	0.5	-0.1	-437.7%
Financial Loss	-99.7	-151.3	34.1%	157.6	-257.3	-252.5	-1.9%
Interest Expenses	-93.3	-66.7	39.9%	-3.5	-89.7	-67.5	32.9%
Foreign exchange transaction expenses	79.2	-31.6	-350.4%	161.1	-82.0	-128.4	-36.2%
Changes in liability for concessions	-79.0	-41.2	91.7%	-	-79.0	-41.2	91.7%
Other expenses	-6.6	-11.9	-44.1%	-0	-6.6	-11.9	-44.5%
Financial Loss, Net	-75.0	-141.4	47.0%	161.0	-236.0	-221.8	-6.4%

See “Use of Non-IFRS Financial Measures” on page 24.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	81.6%
Neuquén	Argentina	74.4%
Bahía Blanca	Argentina	81.4%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	3Q21	3Q20	% Var.		9M21	9M20	% Var.
Argentina
Total Revenue	76.9	53.4	43.9%		239.7	275.6	-13.0%
Total Revenue Excluding IFRIC12(1)	66.0	35.0	88.5%		198.2	201.9	-1.9%
Operating Loss	-8.4	-37.7	-77.7%		-24.4	-49.9	-51.0%
Net Loss	6.6	-53.8	-112.2%		-12.3	-68.8	-82.2%
Adjusted Segment EBITDA	11.4	-9.2	223.1%		32.6	40.7	-19.9%
Adjusted Segment EBITDA Mg	14.8%	-17.3%	32.1	pp	13.6%	14.8%	-1.2	pp
Adjusted EBITDA Margin excluding IFRIC	17.2%	-26.4%	43.6	pp	16.4%	20.1%	-3.7	pp
Italy
Total Revenue	23.0	15.8	44.9%		46.6	41.8	11.4%
Total Revenue Excluding IFRIC12(1)	21.4	14.8	44.7%		36.3	36.6	-0.9%
Operating Loss	-2.7	-5.4	-50.1%		-21.0	-18.3	14.5%
Net Loss	-2.9	-4.5	-35.7%		-18.6	-14.4	29.3%
Adjusted Segment EBITDA	0.4	-2.1	120.1%		-11.6	-9.1	-28.2%
Adjusted Segment EBITDA Mg	1.9%	-13.6%	15.4	pp	-25.0%	-21.7%	-3.3	pp
Adjusted EBITDA Margin excluding IFRIC	2.1%	-19.2%	21.3	pp	-34.6%	-28.7%	-5.9	pp
Brazil
Total Revenue	16.4	8.9	83.7%		40.4	38.9	4.0%
Operating Loss	-0.4	-29.3	-98.7%		-14.6	-45.3	-67.8%
Net Loss	-41.3	-97.6	-57.7%		-113.0	-148.8	-24.1%
Adjusted segment EBITDA	2.2	-27.0	108.0%		-7.3	-38.4	81.1%
Adjusted Segment EBITDA Mg	13.2%	-303.2%	316.4	pp	-17.9%	-98.7%	80.8	pp
Uruguay
Total Revenue	13.5	8.3	62.2%		33.1	50.6	-34.4%
Total Revenue Excluding IFRIC12(1)	12.3	6.4	93.5%		29.4	41.7	-29.4%
Operating (Loss) Income	0.7	-3.1	-121.6%		-4.5	5.9	-177.1%
Net (Loss) Income	-0.2	-3.0	-93.7%		-5.7	2.3	-352.2%
Adjusted Segment EBITDA	4.0	0.1	4164.2%		5.5	15.3	-64.1%
Adjusted Segment EBITDA Mg	29.6%	1.1%	28.5	pp	16.6%	30.4%	-13.7	pp
Adjusted EBITDA Margin excluding IFRIC	32.5%	1.5%	31.0	pp	18.7%	36.8%	-18.1	pp
Ecuador
Total Revenue	18.7	5.9	214.6%		45.7	37.9	20.7%
Total Revenue Excluding IFRIC12(1)	18.7	5.8	222.2%		45.0	30.5	47.6%
Operating Income (Loss)	3.7	-2.2	-269.4%		5.9	-2.4	-350.4%
Net Income (Loss)	3.1	-2.5	-224.2%		4.1	-3.5	-218.3%
Adjusted Segment EBITDA	5.4	-1.0	645.8%		11.3	1.3	788.9%
Adjusted Segment EBITDA Mg	28.7%	-16.5%	45.2	pp	24.8%	3.4%	21.4	pp
Adjusted EBITDA Margin excluding IFRIC	28.7%	-16.9%	45.6	pp	25.2%	4.2%	21.0	pp
Armenia
Total Revenue	38.3	5.2	641.1%		68.3	31.0	120.4%
Total Revenue Excluding IFRIC12(1)	33.7	5.0	579.4%		63.2	29.3	115.7%
Operating Income (Loss)	13.9	-4.3	-421.4%		20.4	-6.8	-401.3%
Net Income (Loss)	10.1	-5.5	-284.1%		14.7	-11.4	-229.1%
Adjusted Segment EBITDA	17.6	-0.6	3103.3%		31.0	4.5	587.3%
Adjusted Segment EBITDA Mg	45.9%	-11.3%	57.3	pp	45.4%	14.6%	30.8	pp
Adjusted EBITDA Margin excluding IFRIC	51.8%	-11.9%	63.7	pp	48.8%	15.2%	33.6	pp
Unallocated
Total revenue	0.1	0.0	2766.7%		0.2	0.2	23.5%
Operating Loss	-4.1	-41.0	-90.1%		-14.2	-51.8	-72.7%
Net Loss	-8.1	-43.7	-81.4%		-25.2	-63.7	-60.3%
Adjusted segment EBITDA	-0.9	-37.1	-97.7%		-4.3	-41.1	-89.5%
Adjusted Segment EBITDA Mg	n.a.	n.a.	n.a.		n.a.	n.a.	n.a.

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.
Argentina
Aeroparque	1,342	0	n.m.	18	0	n.m.	65	-	n.m.	1,426	1	n.m.	210	76	175%	13,106	343	3721%
Bariloche	320	0	n.m.	-	0	n.m.	0	-	n.m.	320	0	n.m.	-	-		2,793	188	1386%
Catamarca	5	1	n.m.	-	-		2	0	n.m.	7	1	n.m.	1	-	n.m.	495	294	68%
C. Rivadavia	45	1	n.m.	-	-		1	1	n.m.	45	1	n.m.	155	-	n.m.	1,115	653	71%
Córdoba	166	1	n.m.	0	0	n.m.	6	0	n.m.	172	1	n.m.	211	187	13%	2,400	428	461%
El Palomar	1	1	n.m.	0	-	n.m.	-	-		1	1	n.m.	-	-		765	360	113%
Esquel	9	0	n.m.	-	-		0	0	n.m.	9	0	n.m.	-	-		194	74	162%
Ezeiza (1)	107	5	2209%	260	54	384%	9	0	n.m.	376	59	541%	42,546	30,697	39%	4,556	2,490	83%
Formosa	3	0	n.m.	0	-	n.m.	0	-	n.m.	3	0	n.m.	2	-	n.m.	214	127	69%
General Pico	0	-	n.m.	-	-		-	-		0	-	n.m.	-	-		194	172	13%
Iguazú	110	0	n.m.	0	0	n.m.	0	0	n.m.	110	0	n.m.	-	-		1,023	42	2336%
Jujuy	52	1	n.m.	-	0	n.m.	0	0	n.m.	52	1	n.m.	18	-	n.m.	754	231	226%
La Rioja	4	0	n.m.	-	-		2	0	n.m.	6	0	n.m.	21	-	n.m.	361	91	297%
Malargüe	0	0	n.m.	-	-		-	-		0	0	n.m.	-	-		784	19	4026%
Mar del Plata	15	0	n.m.	0	0	n.m.	0	0	n.m.	15	0	n.m.	8	0	n.m.	851	130	555%
Mendoza	149	1	n.m.	0	0	n.m.	1	0	n.m.	150	2	n.m.	119	4	n.m.	1,769	436	306%
Paraná	2	0	n.m.	-	-		0	0	n.m.	3	0	n.m.	-	-		537	313	72%
Posadas	40	0	n.m.	0	-	n.m.	0	-	n.m.	40	0	n.m.	10	-	n.m.	687	165	316%
Pto Madryn	5	0	n.m.	-	-		0	0	n.m.	6	0	n.m.	-	-		254	34	647%
Reconquista	0	0	n.m.	-	-		0	0	n.m.	0	0	n.m.	-	-		849	706	20%
Resistencia	18	2	n.m.	0	0	n.m.	0	0	n.m.	18	2	n.m.	24	0	n.m.	477	207	130%
Río Cuarto	3	0	n.m.	-	-		2	0	n.m.	5	0	n.m.	2	-	n.m.	178	76	134%
Río Gallegos	23	1	n.m.	-	-		2	0	n.m.	24	1	n.m.	40	0	n.m.	614	204	201%
Río Grande	17	1	n.m.	-	-		0	0	n.m.	17	1	n.m.	11	46	n.m.	422	108	291%
Salta	147	2	n.m.	0	0	n.m.	0	0	n.m.	147	2	n.m.	59	-	n.m.	1,500	380	295%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.
San Fernando	4	3	28%	6	1	n.m.	-	-		10	4	n.m.	-	-		13,711	7,181	91%
San Juan	17	1	n.m.	-	0	n.m.	1	0	n.m.	17	1	n.m.	-	-		400	207	93%
San Luis	6	0	n.m.	-	-		0	-	n.m.	6	0	n.m.	14	-	n.m.	245	45	444%
San Rafael	6	0	n.m.	-	-		0	0	n.m.	6	0	n.m.	-	-		1,250	219	471%
Santa Rosa	5	0	n.m.	-	-		1	0	n.m.	6	0	n.m.	-	-		580	238	144%
Santiago del Estero	18	0	n.m.	-	0	n.m.	-	0	n.m.	18	0	n.m.	21	-	n.m.	509	238	114%
Tucumán	79	0	n.m.	0	0	n.m.	1	0	n.m.	80	0	n.m.	-	-		857	146	487%
Viedma	3	0	n.m.	-	-		2	0	n.m.	4	1	n.m.	-	-		184	151	22%
Villa Mercedes	0	0	n.m.	-	-		0	-	n.m.	0	0	n.m.	-	-		617	542	14%
Termas de Río Hondo	4	0	n.m.	-	-		-	-		4	0	n.m.	2	-	n.m.	92	24	283%
Bahía Blanca	14	0	n.m.	-	-		2	0	n.m.	16	1	n.m.	28	-	n.m.	545	168	224%
Neuquén	99	1	n.m.	-	0	n.m.	4	0	n.m.	103	1	n.m.	15	-	n.m.	1,586	584	172%
Total Argentina	2,839	23	n.m.	284	55	415%	101	4	n.m.	3,224	82	n.m.	43,517	31,011	40%	57,468	18,014	219%

Italy
Pisa	365	207	76%	562	311	81%	1	0	n.m.	927	519	79%	3,821	3,173	20%	10,261	6,833	50%
Florence	48	44	10%	355	155	130%	0	-	n.m.	403	198	103%	20	23	-14%	7,026	4,867	44%
Total Italy	413	251	65%	917	466	97%	1	0	n.m.	1,330	717	86%	3,841	3,196	20%	17,287	11,700	48%

Brazil
Brasilia (2)	1,682	775	117%	23	2	960%	1,230	515	139%	2,935	1,291	127%	13,838	5,025	175%	28,470	16,284	75%
Natal	529	145	265%	0	0	n.m.	4	0	n.m.	533	145	267%	1,162	710	64%	4,355	1,493	192%
Total Brazil	2,211	920	140%	23	2	905%	1,234	515	140%	3,468	1,437	141%	15,000	5,736	162%	32,825	17,777	85%

Uruguay
Carrasco (3)	0	0	n.m.	128	23	445%	2	0	n.m.	130	24	452%	6,947	5,871	18%	3,939	1,311	200%
Punta del Este	0	-	n.m.	2	1	253%	-	-	n.m.	2	1	264%	-	-		927	449	106%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.	3Q'21	3Q'20	% Var.
Total Uruguay	1	0	n.m.	130	24	440%	2	0	n.m.	132	24	447%	6,947	5,871	18%	4,866	1,760	176%

Ecuador
Guayaquil	241	47	415%	439	94	370%	15	4	258%	695	144	381%	5,802	1,893	207%	14,927	7,360	103%
Galápagos	79	7	989%	-	-		-	-		79	7	989%	786	244	222%	965	140	589%
Total Ecuador	320	54	492%	439	94	370%	15	4	258%	774	152	410%	6,588	2,137	208%	15,892	7,500	112%

Armenia
Zvartnots	-	-		918	93	891%	-	-		918	93	891%	4,115	4,753	-13%	7,560	1,569	382%
Shirak	-	-		15	3	475%	-	-		15	3	475%	-	-		132	31	326%
Total Armenia	-	-		933	95	880%	-	-		933	95	880%	4,115	4,753	-13%	7,692	1,600	381%

Perú
Arequipa	273	31	792%	1	-	n.m.	-	-		275	31	796%	345	74	366%	2,221	704	215%
Juliaca	118	8	1444%	-	-		-	-		118	8	1444%	139	22	526%	630	314	101%
Puerto Maldonado	62	0	206767%	-	-		-	-		62	0	206767%	141	3	4214%	513	116	342%
Tacna	83	4	2011%	0	-	n.m.	-	-		83	4	2011%	173	70	148%	650	177	267%
Ayacucho	61	3	1933%	-	-		-	-		61	3	1933%	21	9	141%	871	392	122%
Total Perú	598	45	1220%	1	-	n.m.	-	-		599	45	1223%	820	178	361%	4,885	1,703	187%
Total CAAP	6,382	1,293	393%	2,728	736	271%	1,351	523	158%	10,461	2,552	310%	80,828	52,880	53%	140,915	60,054	135%

1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.
Argentina
Aeroparque	2,093	2,053	2%	37	68	-46%	117	172	-32%	2,246	2,293	-2%	585	394	48%	23,163	22,443	3%
Bariloche	697	428	63%	0	3	n.m.	1	3	-78%	697	434	61%	-	-		6,744	3,623	86%
Catamarca	13	11	12%	-	-		5	0	n.m.	17	12	46%	5	18	-75%	1,265	914	38%
C. Rivadavia	106	122	-13%	-	-		2	2	6%	108	124	-13%	207	180	15%	3,407	3,310	3%
Córdoba	393	504	-22%	0	159	n.m.	13	35	-61%	406	698	-42%	707	979	-28%	6,190	7,066	-12%
El Palomar	2	399	-99%	0	81	n.m.	-	-		2	480	n.m.	-	-		1,719	3,691	-53%
Esquel	22	12	74%	-	0	n.m.	1	0	n.m.	22	13	78%	-	-		843	505	67%
Ezeiza (1)	1,130	242	368%	971	2,561	-62%	114	72	59%	2,215	2,874	-23%	121,163	99,668	22%	23,972	24,735	-3%
Formosa	3	18	-82%	0	0	n.m.	0	0	n.m.	3	18	-82%	2	49	-96%	507	563	-10%
General Pico	0	0	n.m.	-	-		0	0	n.m.	0	0	n.m.	-	-		698	1,220	-43%
Iguazú	209	347	-40%	0	2	n.m.	2	3	-51%	210	352	-40%	-	-		2,305	3,401	-32%
Jujuy	118	82	44%	0	0	n.m.	0	1	n.m.	118	83	43%	43	29	51%	2,077	1,225	70%
La Rioja	9	10	-8%	-	-		4	0	n.m.	13	10	31%	28	19	44%	811	442	83%
Malargüe	0	0	n.m.	-	-		-	-		0	0	n.m.	-	-		821	59	1292%
Mar del Plata	56	108	-49%	0	0	n.m.	1	3	-69%	57	112	-49%	22	40	-44%	2,800	2,310	21%
Mendoza	368	339	9%	0	91	n.m.	2	3	-40%	370	433	-14%	323	289	12%	4,769	5,058	-6%
Paraná	6	8	-31%	-	0	n.m.	0	0	n.m.	6	8	-26%	-	0	n.m.	1,321	1,094	21%
Posadas	82	58	42%	0	0	n.m.	0	0	n.m.	82	58	42%	41	65	-38%	1,631	1,125	45%
Pto Madryn	6	12	-50%	-	-		1	1	n.m.	7	13	-48%	-	-		594	236	152%
Reconquista	0	0	n.m.	-	-		0	0	n.m.	0	0	n.m.	-	-		2,303	2,008	15%
Resistencia	47	41	14%	0	0	n.m.	0	9	n.m.	47	50	-7%	76	66	15%	1,263	1,056	20%
Río Cuarto	6	4	27%	-	-		2	0	n.m.	8	4	71%	4	11	-63%	390	248	57%
Río Gallegos	57	61	-8%	-	0	n.m.	3	2	90%	60	63	-5%	98	100	-2%	1,561	1,198	30%
Río Grande	43	30	44%	-	0	n.m.	1	0	n.m.	44	30	45%	50	116	-57%	1,098	657	67%
Salta	315	306	3%	0	15	n.m.	1	6	-85%	316	327	-3%	186	211	-12%	3,798	3,660	4%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.
San Fernando	12	8	46%	11	5	120%	-	-		23	13	75%	-	-		35,364	18,930	87%
San Juan	42	31	36%	0	0	n.m.	1	1	n.m.	43	32	37%	-	-		1,261	662	90%
San Luis	14	12	15%	-	-		0	-	n.m.	15	12	18%	25	45	-45%	532	315	69%
San Rafael	14	11	29%	-	-		1	0	n.m.	15	12	32%	-	1	n.m.	3,255	1,521	114%
Santa Rosa	9	7	19%	-	-		3	0	n.m.	12	7	60%	-	-		1,701	1,000	70%
Santiago del Estero	43	24	77%	-	0	n.m.	0	0	n.m.	44	24	79%	29	24	20%	1,456	850	71%
Tucumán	181	166	9%	0	12	n.m.	3	1	438%	184	178	3%	-	165	n.m.	2,298	1,828	26%
Viedma	9	8	6%	-	-		4	1	625%	12	9	42%	-	-		612	304	101%
Villa Mercedes	0	0	n.m.	-	-		0	0	n.m.	0	0	n.m.	-	-		1,775	1,600	11%
Termas de Río Hondo	8	0	n.m.	-	-		0	-	n.m.	8	0	n.m.	4	-	n.m.	266	84	217%
Bahía Blanca	34	53	-37%	-	-		3	5	-46%	36	58	-38%	68	59	16%	1,416	1,165	22%
Neuquén	223	223	0%	0	0	n.m.	11	3	226%	234	226	3%	36	169	-79%	4,338	3,709	17%
Total Argentina	6,367	5,742	11%	1,020	2,998	-66%	297	323	-8%	7,684	9,062	-15%	123,700	102,698	20%	150,324	123,815	21%

Italy
Pisa	550	445	24%	666	703	-5%	1	0	n.m.	1,216	1,148	6%	10,861	9,276	17%	15,824	13,759	15%
Florence	66	102	-35%	447	493	-9%	0	-	n.m.	513	595	-14%	80	227	-65%	10,554	11,044	-4%
Total Italy	616	547	13%	1,113	1,195	-7%	1	0	n.m.	1,730	1,743	-1%	10,941	9,503	15%	26,378	24,803	6%

Brazil
Brasilia (2)	3,818	2,985	28%	45	159	-72%	3,038	2,109	44%	6,900	5,253	31%	41,933	19,798	112%	70,392	54,863	28%
Natal	1,233	765	61%	1	28	-98%	5	0	n.m.	1,238	793	56%	3,202	4,810	-33%	10,538	6,917	52%
Total Brazil	5,050	3,750	35%	45	187	-76%	3,043	2,109	44%	8,138	6,046	35%	45,136	24,608	83%	80,930	61,780	31%

Uruguay
Carrasco (3)	1	0	n.m.	220	480	-54%	2	2	n.m.	223	482	-54%	22,059	22,079	0%	7,605	6,935	10%
Punta del Este	0	0	n.m.	5	76	-93%	-	-		5	77	-93%	-	-		2,802	3,542	-21%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.	YTD21	YTD20	% Var.
Total Uruguay	1	0	n.m.	225	556	-59%	2	2	n.m.	228	558	-59%	22,059	22,079	0%	10,407	10,477	-1%

Ecuador
Guayaquil	518	427	22%	964	584	65%	24	35	-31%	1,506	1,045	44%	14,317	10,359	38%	37,141	27,595	35%
Galápagos	157	122	29%	-	-		-	-		157	122	29%	1,920	1,513	27%	1,979	1,476	34%
Total Ecuador	676	549	23%	964	584	65%	24	35	-31%	1,663	1,167	43%	16,237	11,872	37%	39,120	29,071	35%

Armenia
Zvartnots	-	-		1,630	647	152%	-	-		1,630	647	152%	11,661	11,381	2%	14,642	7,754	89%
Shirak	-	-		75	30	149%	-	-		75	30	149%	-	1	n.m.	752	211	256%
Total Armenia	-	-		1,705	677	152%	-	-		1,705	677	152%	11,661	11,382	2%	15,394	7,965	93%

Perú
Arequipa	508	444	14%	101	6	n.m.	-	-		609	450	35%	936	606	54%	5,620	4,082	38%
Juliaca	258	124	108%	-	0	n.m.	-	-		258	124	108%	383	197	95%	1,864	1,434	30%
Puerto Maldonado	130	74	76%	0	-	n.m.	-	-		130	74	76%	375	159	136%	1,339	864	55%
Tacna	181	114	59%	0	0	n.m.	-	-		181	114	59%	441	329	34%	1,693	1,264	34%
Ayacucho	121	92	31%	0	-	n.m.	-	-		121	92	31%	44	71	-38%	2,068	1,592	30%
Total Perú	1,198	848	41%	101	6	n.m.	-	-		1,299	854	52%	2,178	1,362	60%	12,584	9,236	36%
Total CAAP	13,908	11,437	22%	5,173	6,203	-17%	3,366	2,469	36%	22,447	20,108	12%	231,912	183,502	26%	335,137	267,147	25%

1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	3Q21	3Q20	% Var.	9M21	9M20	% Var.
Continuing operations
Revenue	186,878	97,572	91.5%	473,987	475,837	-0.4%
Cost of services	-157,746	-142,479	10.7%	-446,035	-508,825	-12.3%
Gross (loss)/income	29,132	-44,907	-164.9%	27,952	-32,988	-184.7%
Selling, general and administrative expenses	-22,999	-16,396	40.3%	-66,948	-73,165	-8.5%
Impairment loss of non-financial assets	-225	-58,783	-99.6%	-300	-63,273	-99.5%
Other operating income	1,348	1,168	15.4%	3,154	5,792	-45.5%
Other operating expense	-4,479	-4,123	8.6%	-16,166	-4,977	224.8%
Operating loss	2,777	-123,041	-102.3%	-52,308	-168,611	-69.0%
Share of loss in associates	-1,138	255		-2,494	-4,009
Loss before financial results and income tax	1,639	-122,786	-101.3%	-54,802	-172,620	-68.3%
Financial income	5,559	9,368	-40.7%	22,231	26,474	-16.0%
Financial loss	-42,918	-49,594	-13.5%	-99,683	-151,331	-34.1%
Inflation adjustment	6,117	-11,478	-153.3%	2,484	-16,545	-115.0%
Loss before income tax	-29,603	-174,490	-83.0%	-129,770	-314,022	-58.7%
Income tax	(4,330)	-36,463	-88.1%	-28,886	1,101	-2723.6%
Loss for the period	-33,933	-210,953	-83.9%	-158,656	-312,921	-49.3%
Attributable to:
Owners of the parent	-15,038	-143,273	-89.5%	-94,613	-213,771	-55.7%
Non-controlling interest	-18,895	-67,680	-72.1%	-64,043	-99,150	-35.4%

Balance Sheet (in US$ thousands)

	Sep 30, 2021	Dec 31, 2020	Sep 30, 2020
ASSETS
Non-current assets
Intangible assets, net	2,697,627	2,616,484	2,550,857
Property, plant and equipment, net	76,996	80,833	79,769
Right-of-use asset	12,138	13,448	6,626
Investments in associates	3,266	5,336	6,442
Other financial assets at fair value through profit or loss	7,686	3,614	3,449
Other financial assets at amortized cost	2,609	2,609	2,609
Deferred tax assets	72,687	73,038	70,887
Other receivables	73,145	89,962	108,821
Trade receivables	184	334	1,298
Total non-current assets	2,946,338	2,885,658	2,830,758
Current assets
Inventories	11,615	8,015	8,969
Other financial assets at fair value through profit or loss	49,567	53,347	24,470
Other financial assets at amortized cost	29,270	20,554	48,271
Other receivables	58,607	79,550	80,252
Current tax assets	14,837	18,415	17,821
Trade receivables	57	59,081	-
Cash and cash equivalents	75,458	281,031	61,510
Total current assets	218,052	519,993	180,236
Total assets	457,463	3,405,651	421,529
EQUITY	3,403,801		3,252,287
Share capital		163,223
Share premium	163,223	183,430	160,022
Treasury shares	183,430	(6,145)	180,486
Free distributable reserve	(5,012)	378,910	-
Non-distributable reserve	378,910	1,358,028	385,055
Currency translation adjustment	1,358,028	(417,272)	1,351,883
Legal reserves	(353,010)	176	(408,213)
Other reserves	1,081	(1,321,142)	176
Retained earnings	(1,322,865)	150,202	(1,324,871)
Total attributable to owners of the parent	55,351	489,410	189,484
Non-controlling interests	459,136	315,876	534,022
Total equity	281,458	805,286	322,730
LIABILITIES	740,594		856,752
Non-current liabilities
Borrowings		1,128,407
Deferred tax liabilities	1,020,597	171,289	927,477
Other liabilities	201,422	728,746	180,350
Lease liabilities	795,255	10,207	605,644
Trade payables		9,162	-
Total non-current liabilities	8,087	2,047,811	5,821

	Sep 30, 2021	Dec 31, 2020	Sep 30, 2020
Current liabilities	7,146		14,850
Borrowings	2,032,507	216,410	1,734,142
Other liabilities		180,813
Lease liabilities	289,237	3,477	269,557
Current tax liabilities	214,322	1,002	238,065
Derivative financial instruments liabilities	2,849	-	1,066
Trade payables	3,613	150,852	619
Total current liabilities	-	552,554	188
Total liabilities	120,679	2,600,365	151,898
Total equity and liabilities	630,700	3,405,651	661,393

Statement of Cash Flow (in US$ thousands)

	Sep 30, 2021	Sep 30, 2020
Cash flows from operating activities
Loss for the period	(158,656)	(312,921)
Adjustments for:
Amortization and depreciation	122,403	154,422
Deferred income tax	24,297	(1,203)
Income tax accrued	4,589	102
Share of loss in associates	2,494	4,009
Impairment loss of non-financial assets	300	63,273
Loss/(gains) on disposals of property, plant and equipment	149	(11)
Unpaid concession fees	45,227	36,086
Low value, short term and variable lease payments	(683)	(876)
Changes in liability for concessions	78,968	41,184
Interest expenses	93,257	66,666
Other financial results, net	(14,650)	(8,957)
Net foreign exchange	(80,020)	25,702
Other accruals	1,557	(109)
Inflation adjustment	(11,323)	15,986
Government grants reversal	3,528	-
Collection of government grants	11,790	-
Acquisition of intangible assets	(62,434)	(98,068)
Income tax paid	(2,186)	(12,258)
Changes in working capital	(5,614)	19,837
Net cash provided by / (used in) operating activities	52,993	(7,136)
Cash flows from investing activities
Cash contribution in associates	(698)	(978)
Net acquisition of subsidiaries	10	-
Acquisition of other financial assets	(31,944)	(23,205)
Disposals of other financial assets	23,551	36,377
Purchase of property, plant and equipment	(5,590)	(6,955)
Acquisition of intangible assets	(245)	(489)
Proceeds from fixed assets disposals	140	11
Other	1,104	-
Net cash (used in) provided by investing activities	(13,672)	4,761
Cash flows from financing activities
Proceeds from cash contributions	1,032	-
Proceeds from borrowings	154,053	103,056
Guarantee deposits	(528)	(1,047)
Principal elements of lease payments	(3,515)	(2,983)
Loans paid	(184,063)	(59,639)
Interest paid	(55,908)	(31,086)
Debt renegotiation expenses	(1,124)	(8,672)
Debt renegotiation premium	-	(4,672)
Other	(8)	-
Net cash used in financing activities	(90,061)	(5,043)

	Sep 30, 2021	Sep 30, 2020
Decrease in cash and cash equivalents	(50,740)	(7,418)

Movements in cash and cash equivalents
At the beginning of the period	281,031	195,696
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(12,239)	(8,042)
Decrease in cash and cash equivalents	(50,740)	(7,418)
At the end of the period	218,052	180,236